Exhibit 99.1

NI 43-101 Palmilla Deposit
Resource Update
Rio Belencillo Zone 1
Concession
Colon Province, Panama

Respectfully submitted to:
Petaquilla Minerals Ltd.

Report Date :	Effective Date :
October 29, 2013	October 9, 2013

Prepared By:
Yann Camus, Eng.

Minerals Services
10 boul. de la Seigneurie Est, Suite 203, Blainville, Québec Canada, J7C3V5
SGS Canada Inc.	t (450) 433 1050 f (450) 433 1048 www.geostat.com www.sgs.com
Member of SGS Group (SGS SA)

NI 43-101 Palmilla Deposit Resource Update, Rio Belencillo Zone 1 Concession, Colon Province, Panama	Page ii

Table of Contents

1	Summary			1

	1.1	General Information		1
	1.2	Geology and Mineralization		1
	1.3	Status of Exploration		1
	1.4	Metallurgical Test Work		2
	1.5	Site Visit and Data Verification		2
	1.6	Mineral Resource Estimate		3
	1.7	Recommendations		4

2	Introduction			7

	2.1	Issuer of Technical Report		7
	2.2	Main Sources of Information		8
	2.3	Units of Measurement And Currency		8
	2.4	Glossary		9

3	Reliance on Other Experts			10

	3.1	Disclaimer		10

4	Property Description and Location			11

	4.1	Mineral Property Description		11
	4.2	Mineral Property Location		12

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography			13

	5.1	Accessibility		13
	5.2	Climate and Operational Season		13
		5.2.1	Climate	13
		5.2.2	Operational Season	14
	5.3	Local Resources and Vegetation		15
		5.3.1	Local Resources	15
		5.3.2	Vegetation	15
	5.4	Infrastructure		16
	5.5	Physiography		17

6	History			18

	6.1	Colonial Production History		18
	6.2	Historical Exploration		18
	6.3	Historical Resource Estimates		18
	6.4	Historical Mining and Production		18

7	Geological Setting and Mineralization			19

	7.1	Regional Geology		19
	7.2	Local Geology		21
	7.3	Rio Belencillo Concession Property Geology		22

8	Deposit Types			28

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NI 43-101 Palmilla Deposit Resource Update, Rio Belencillo Zone 1 Concession, Colon Province, Panama	Page iii

9	Exploration			30

	9.1	Adrian Resources Exploration Activities and Results		30
	9.2	Petaquilla Minerals Exploration Program		33
		9.2.1	Petaquilla Minerals Surface Exploration Program	34

10	Drilling			35

	10.1	PML 2013 Drilling Program		35
	10.1	PML 2012 Drilling Program		35
	10.2	Adrian Resources 1994 and 1996 and Twinned Hole Drill Program		35
	10.3	Drill Hole Surveying		36
	10.4	Core Recovery		36

11	Sample Preparation, Analyses and Security			37

	11.1	PML Sample Preparation Procedures		37
	11.2	Quality Control (QC) Procedures		39
	11.3	Review by SGS of the 2012-2013 QA/QC Database		39
		11.3.1	Analytical Blank Samples	39
		11.3.2	Analytical Reference Materials	41
		11.3.3	Quality Control samples for Palmilla deposit based on CRMs	43
		11.3.4	Drill Core Duplicates	48
	11.4	Sample Security		50
	11.5	Quality Assurance (QA) Procedures - ALS Laboratories		50

12	Data Verification			52

	12.1	Site Visit by the Author		52
	12.2	Verification of the QA/QC Data and Process		55
	12.3	Drill Hole Database Verification		55
	12.4	Data Verification conclusion		55

13	Mineral Processing and Metallurgical Testing			56

14	Mineral Resource Estimates			57

	14.1	Introduction		57
	14.2	Drill Hole Database		57
	14.3	Geological Interpretation		59
	14.4	Spatial Analysis		66
	14.5	Compositing of Data		67
	14.6	Resource Block Modeling		69
	14.7	Grade Interpolation Methodology		69
	14.8	Mineral Resource Classification		73
	14.9	Constrain by a Whittle Pit		75
	14.10	Specific Gravity		76
	14.11	Mineral Resource Estimation		77

15	Adjacent Properties			79

16	Other Relevant Data and Information			82

	16.1	Seismic Activity		82

17	Interpretation and Conclusions			83

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NI 43-101 Palmilla Deposit Resource Update, Rio Belencillo Zone 1 Concession, Colon Province, Panama	Page iv

18	Recommendations	84

19	References	87

20	Certificate of Qualified Person	90

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List of tables

Table 1-1 Pit Constrained Palmilla Property Mineral Resource Estimates Base Case at 0.35 g/t Au Eq. Cut-Off Grade	3
Table 4-1 Rio Belencillo Zone 1 Concession Beacon Co-ordinates	11
Table 5-1 Summary Monthly Climatic Data for Colón	14
Table 9-1 Adrian Resources 1996 Palmilla Trenching Data	30
Table 9-2 Boreholes Drilled by Adrian Resources in 1994	31
Table 9-3 Boreholes Drilled by Adrian Resources in 1996	32
Table 9-4 PML 2012 Palmilla Trenching Data	34
Table 11-1 PML QA/QC Sample Frequency	39
Table 11-2: Summary of Reference Materials for Palmilla Deposit	43
Table 11-3 Reference Materials with the OREAS Performance Gates	44
Table 11-4 List of Suspected Critical Errors for CRMs	47
Table 11-5 Statistics of Palmilla Duplicate Data (g/t)	50
Table 14-1 List of Mineralized Intervals with both Uncapped and Capped Grades	65
Table 14-2 Pit Optimization Parameters	75
Table 14-3 Pit Constrained Palmilla Property Mineral Resource Estimates Base Case at 0.35 g/t Au Eq. Cut-Off Grade	77
Table 14-4 Pit Constrained Palmilla Property Mineral Resources at Different Cut-Off Grades	78
Table 15-1 History of Concession Exploration and Ownership in the Petaquilla Area	80

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List of Figures

Figure 1-1 Potential Resource Areas that Could Affect the Optimized Open Pit	5
Figure 2-1 Location of Palmilla Deposit in Panamá	8
Figure 4-1 Map of Petaquilla Minerals Titled Mining Concessions with Zoom on the Rio Belencillo Zone 1 Concession	12
Figure 5-1 Palmilla Deposit – Aerial View of Drill Pads in Jungle	16
Figure 7-1 Tectonic Map of Central America (Simplified after Marshall, 2007)	19
Figure 7-2 Regional Geology Map of the Palmilla Deposit Area (Anon, 1990, Geología de la República de Panamá)	20
Figure 7-3 Epithermal Gold Deposits in Central America (Modified after Hefferman, 2004 and Nelson, 2007)	21
Figure 7-4 Local Structural Geology Map (PML, 2012)	23
Figure 7-5 Palmilla Deposit Geology and Drilling Plan (PML, 2013)	24
Figure 7-6 Geology and Drill Section 450 NW (Interpretation by PML)	25
Figure 7-7 Palmilla Deposit – Well Mineralized Core Samples	26
Figure 8-1: Epithermal Mineral Deposit Schematic (Buchanan, 1981)	28
Figure 8-2 Corbett Conceptual Mineralization Model (Corbett, 2007)	29
Figure 9-1 Palmilla Deposit Geophysical Magnetic Survey Map (PML, 2012)	33
Figure 11-1 Palmilla Deposit – Sample Batch Ready for Dispatch	38
Figure 11-2 Results of Blanks Analyses in Sequential Order for Gold	40
Figure 11-3 Results of Blanks Analyses in Sequential Order for Silver	40
Figure 11-4 Results of Blanks Analyses in Sequential Order for Copper	41
Figure 11-5 Percentage of Expected for Gold Results for High and Low Reference Materials	42
Figure 11-6 Distribution of all Expected Values for the CRMs Plotted Separately	42
Figure 11-7 Z-Scores for Gold Results for Reference Materials (High and Low CRMs)	43
Figure 11-8 Standard OREAS 50 Pb Results for Gold	44
Figure 11-9 Standard OREAS 52 Pb Results for Gold	45
Figure 11-10 Standard OREAS 61 Pa Results for Gold	45
Figure 11-11 Standard OREAS 61 Pb Results for Gold	46
Figure 11-12 All OREAS Standards Distribution Relative to Assays Results	47
Figure 11-13 Comparison of Gold Assays for Drill Core Duplicates	49
Figure 11-14 Comparison of Original Au and Duplicates Samples	49
Figure 12-1 Cutting of the Independent Sample for SGS	53
Figure 12-2 Palmilla Exploration Camp Viewed from the Helicopter	53
Figure 14-1 Plan View of Drill Holes (Blue Markers) at Palmilla with the Deposit (Red)	58
Figure 14-2 Histogram of Au g/t in Original Assays from the Mineralized Zones	58
Figure 14-3 Histogram of Cu % in Original Assays from the Mineralized Zones	59
Figure 14-4 Sections Layout Used for the Modeling	60
Figure 14-5 View from Section 43 to Section 58 with Assays	61
Figure 14-6 View from Section 43 to Section 58 with Mineralized Intervals	61
Figure 14-7 View from Section 43 to Section 58 with Sectional Interpretation and 3D Solid	62
Figure 14-8 View from Section 43 to Section 58 with Topography and Whittle Pit Surfaces	62
Figure 14-9 Mineralized Intervals and Sectional Interpretation for Sections 27, 30 and 32	63
Figure 14-10 Mineralized Intervals and Sectional Interpretation for Sections 35, 36, 37 and 40	63
Figure 14-11 Mineralized Intervals and Sectional Interpretation for Sections 44, 45, 46 and 48	64
Figure 14-12 Mineralized Intervals and Sectional Interpretation for Sections 50, 52 and 53	64
Figure 14-13 Variograms of Original Samples for Mineralized Orebody	67

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Figure 14-14 Cumulative Histogram of Au (g/t), Cu (%) and Ag (g/t) Original Assays in Mineralized Zones	68
Figure 14-15 Histogram for Au (g/t), Cu (%), Ag (g/t) and Au Eq. (g/t) for the 5 m Composites	69
Figure 14-16 Examples of Search Ellipsoids with Variable Orientation on Section 30	70
Figure 14-17 Examples of Search Ellipsoids with Variable Orientation on Section 37	71
Figure 14-18 Examples of Search Ellipsoids with Variable Orientation on Section 46	72
Figure 14-19 Examples of Search Ellipsoids with Variable Orientation on Section 52	72
Figure 14-20 Histogram of Gold, Copper, Silver and Gold Equivalent for the Block Model Interpolation Results	73
Figure 14-21 Classification of Blocks, Level at 50 m Elevation	74
Figure 14-22 Classification of Blocks, Level at 0 m Elevation	74
Figure 14-23 Classification of Blocks, Level at Minus 50 m Elevation	75
Figure 14-24 Block Model on Section 44 with Drill Holes, Pit Shell and Topography	76
Figure 18-1 Potential Resource Areas that Could Affect the Optimized Open Pit	85

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NI 43-101 Palmilla Deposit Resource Update, Rio Belencillo Zone 1 Concession, Colon Province, Panama	Page 1

1	Summary

1.1 General Information

Petaquilla Minerals Limited’s Palmilla deposit is located in the Rio Belencillo Zone 1 Concession, Donoso District, Colón Province in the Republic of Panamá (see Figure 2-1 and Figure 4-1). The principal mineralization is primarily of the porphyry gold – copper type with an epithermal gold overprint and is centered on Latitude 8° 54’ North and Longitude 80° 46’ West.

The exploration on this 18 km2 property is being carried out by Petaquilla Minerals SA (“PMSA”), a 100 % owned subsidiary of Petaquilla Minerals Limited. The concession is registered with the Directorate of Mineral Resources as ARSA-EXPL Number 99-50, an exploration concession for gold and other metals registered in PMSA’s name.

The Palmilla Gold Project is located in the northwestern portion of the Petaquilla Mineral District in Panamá, adjacent to the developing Petaquilla porphyry copper deposit of Cobre de Panamá, its associated port development at Punta Rincon and Petaquilla’s own operational Molejón gold mine.

1.2 Geology and Mineralization

The Palmilla Gold Project is typical of a porphyry style Gold-Copper-Molybdenum- (“Au-Cu-Mo”) mineralization with possible precious metal enrichment and/or overprinting by structurally controlled epithermal style gold mineralization. This style of mineralization is relatively common in the Central Panamá area.

Potential economic grade of gold and copper mineralizations are coincident and, based on current information, are confined to the volcanic-volcaniclastic lithostratigraphic sequences adjacent to a partially unroofed, microgranodioritic apex of a hidden granodioritic pluton. A later stage, possibly structurally emplaced felsic intrusion could be interpreted as being the heat source supplying the hydrothermal fluids and volatiles necessary to drive the convection system which resulted in the epithermal type gold mineralization.

1.3 Status of Exploration

The deposit was originally discovered in the mid-1960’s as one of several geochemical anomalies by a UNDP (United Nations Developmental Program) exploration program focused on mineral exploration and development in Central Panamá.

Gold-copper-molybdenum geochemical anomalies led to the subsequent discovery and current development of the Cobre Panamá Copper Deposit by First Quantum Minerals Ltd. (TSE Code: FM) of Toronto, Canada and the operating Molejón Gold Mine by Petaquilla Gold S.A., a 100 % subsidiary of Petaquilla Minerals Limited (“PML”) (TSX Code. PTQ).

SGS Canada Inc.

NI 43-101 Palmilla Deposit Resource Update, Rio Belencillo Zone 1 Concession, Colon Province, Panama	Page 2

A decision to carry out renewed trenching and drill exploration at Palmilla in late 2011 was based on an in-house, non-43-101 compliant resource estimate following a revised geological interpretation of the Adrian Resources Limited’s historical 1994 and 1996 drill holes and assays dataset.

PML are utilizing HQ size (63.5 mm dia) core and have drilled 60 out of a total of 67 planned holes to date for a total of nearly 13,450 m. Included in this drilling is the twinning of eight of the 23 BTW size (42 mm dia) cored holes drilled in the 1994-1996 drill program by Adrian Resources. The core is helicoptered directly off the drill pad and flown to PML’s core facility at the Molejón mine. Here it is measured, logged, halved, sampled, crushed, pulverised and dispatched in 200-300 g sub-samples to ALS Laboratories in Vancouver for assay and analysis.

The project is currently an intermediate stage exploration project with more than 4,900 m of surface trenching and 13,136 m of cored drilling in 60 holes. The deposit was initially explored in the mid-1990s and subsequently since late 2011. The exploration has outlined coincident copper-gold-molybdenum soil geochemical and magnetic anomalies on the Palmilla deposit and several smaller satellites. Exploration by trenching and drilling a further 7 holes is continuing, after which the results of the program will be evaluated.

This exploration program will be completed before the end of 2013. No mining development has taken place to date.

1.4 Metallurgical Test Work

Preliminary bottle rolling cyanidation tests have been carried out by on composited core samples from the Palmilla deposit. These initial metallurgical tests show that:

Gold recoveries increase with finer grinds and longer retention times,

  High gold recoveries (~82-99%) in oxidized low copper content material fall off in more copper rich sulphide material (~52-73%) due to increasing copper recovery (~12 versus 55%) coupled with increased cyanide and lime consumption, and

  No (<1 g/t) arsenic, antimony, cadmium or lead appear to be present in the metallurgical samples analysed to date.

1.5 Site Visit and Data Verification

The Author, Yann Camus, Eng. of SGS Canada Inc. visited the project from September 18 to 21 of 2013. The author visited the geology office, the Molejón open pit, the core shack facility, the core and sample rejects storage, the Palmilla exploration camp and the location of the Palmilla deposit itself.

The author concludes that the digital database for the Palmilla deposit is reliable for resource estimation.

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1.6 Mineral Resource Estimate

The pit constrained mineral resource estimates for the Palmilla property at a base case cut-off grade of 0.35 g/t gold equivalent (Au Eq.) totals 2,500,000 tonnes at 0.81 g/t gold and 0.29 % copper of measured resource, 24,530,000 tonnes at 0.56 g/t gold and 0.24 % copper of indicated resource and 11,060,000 tonnes at 0.40 g/t gold and 0.22 % copper of inferred resource. This base-case cut-off grade was chosen from some reasonable economical parameters derived from costs and recoveries from the Molejón mine.

Table 1-1 Pit Constrained Palmilla Property Mineral Resource Estimates Base Case at 0.35 g/t Au Eq. Cut-Off Grade

	Tonnage	Au g/t	Cu %	Ag g/t	Au Eq. g/t	Ounces of Au	Pounds of Cu	Ounces of Ag	Ounces of Au Eq.
MEASURED	2,500,000	0.81	0.29	0.99	1.26	64,700	16,000,000	79,700	101,000
INDICATED	24,530,000	0.56	0.24	0.86	0.94	444,700	128,000,000	676,100	740,000
MEAS+IND	27,020,000	0.59	0.24	0.87	0.97	509,400	143,900,000	755,800	841,000
INFERRED	11,060,000	0.40	0.22	0.67	0.76	144,000	54,600,000	239,200	269,000
	COG: 0.35 g/t Au Equivalent BASE CASE

  Numbers may differ due to rounding

  Gold equivalent (Au Eq.) is calculated using Au, Cu and Ag prices and recoveries

  Gold $1,400/oz., Copper $ 3.50/lb., Silver $ 30 /oz.

  Recoveries : Au 85%, Ag and Cu 75%

  Costs : $2.1/t mined, processing and G&A $14.00/t processed

  Fixed density of 2.67 t/m3

  Royalties Au 4% and Cu 5% NSR

The resource estimation using the available assay and analytical results from 60 holes drilled in 2012 and 2013 and all 1994 and 1996 holes. Drill hole samples from 2012 and 2013 were analysed by ALS Laboratories of North Vancouver, BC. Historical project drill hole samples were analysed by TSL Laboratories of Saskatoon, SK. Blocks located within a drill grid of a minimum of 3 drill holes of about 25 to 30 m are considered to be measured. Blocks located within a drill grid of a minimum of 2 drill holes of about 55 to 60 m are considered to be indicated. Resources supported by only one hole or with a larger drill grid are considered inferred. Undrilled extensions along strike and down dip are interpreted as inferred resource as far as about 100 m from drill hole information.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The effective date of this resource estimate is October 9, 2013.

Any Preliminary Economic Assessment (scoping study) will be facilitated by PML having access to its own operations at Molejón.

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NI 43-101 Palmilla Deposit Resource Update, Rio Belencillo Zone 1 Concession, Colon Province, Panama	Page 4

1.7 Recommendations

The Rio Belencillo Zone 1 Concession is a promising property and continued exploration work is warranted. The Palmilla deposit contains promising resources continued drilling and technical-economical studies are warranted.

Recommendations Regarding the Next Resource Update

  Prior to a resource update, it is recommended that PML completes the following actions :

    Drill holes PLDH-61 to PLDH-67 logging, sampling and assaying.

    Confirmation of survey location for drill holes PLDH-02, PLDH-04, PLDH-06, PLDH-07, PLDH-13, PLDH-40, PLDH-43, PLDH-44, PLDH-45 and PLDH-50 (see Section 12.1).

    Assessment of the in-place mineralized surface oxide rock (Saprolite) density that should be of around 1.8 or 2.0 tonnes per square meter. The standard weight in air vs weight in water method will not work. An in-place volume vs dry weight protocol must be developed.

    More independent check sampling of the core witness is recommended

  If trench information can be reliably surveyed and verified by a QP, the re-estimation of the Palmilla deposits mineral resources could include the surface trench assays from both Adrian Resources’ phased historical exploration campaign and PML’s own recent work.

  The next resource model should include the separation of the oxide vs fresh rock in order to be able to evaluate the adequate mining methods, treatment methods and costs.

  The budget estimation for a resource update is of $ 30,000 USD.

Recommendations to Realize a Preliminary Economic Assessment (PEA)

  Prior to a PEA, it is recommended that PML completes an update of the resources. While the resource estimation will help determine if a PEA is recommended, at this point in time, there is little doubt that a PEA will be justified.

  The budget estimation for the completion of a PEA (excluding resource update) is of $ 200,000 USD.

General Recommendations

  The QA/QC blanks should go through the same crushing and riffle splitting as other core samples. It is recommended that PML acquires a pure quartz material with a grain size of about 1 inch. At least 600 g of material should be crushed and split to 200 to 300 g and sent with the rest of the batch.

  Repeats of whole sample batches should be asked to the laboratory if:

    A blank QA/QC sample returns more than 0.1 g/t Au

    One QA/QC standard failure is noticed

    Two QA/QC standard warnings are noticed

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NI 43-101 Palmilla Deposit Resource Update, Rio Belencillo Zone 1 Concession, Colon Province, Panama	Page 5

Option : Recommended Drilling to Extend Resources and Possibly Increase Open Pit Size and Resulting PEA Profitability

  Three area are outlined for potential that could materially affect the optimized open pit shell (see Figure 1-1). The length of each drill hole should be around 300 m and for inferred resources, a drill grid of about 50 m x 100 m is recommended. According to the size for each potential area, it is recommended to have about 7 drill holes for the potential area 1, 7 drill holes for the potential area 2 and 21 drill holes for the potential area 3. The total number of holes is therefore 35 representing 10,500 m of drilling or a budget of $ 2,000,000 USD.

Figure 1-1 Potential Resource Areas that Could Affect the Optimized Open Pit

Optional : Recommendations Regarding the Exploration and Drilling of New Resources on the Property (No budget)

  Some drilling on the Rio Belencillo Zone 1 Concession is warranted. The principal actions could be to:

    Extend the deposit with resources deeper

    Try converting some of the present inferred resource into indicated resource

SGS Canada Inc.

NI 43-101 Palmilla Deposit Resource Update, Rio Belencillo Zone 1 Concession, Colon Province, Panama	Page 6

  The Rio Belencillo Zone 1 Concession has the merit that justifies continued exploration work. Additional exploration drilling is therefore clearly warranted on the Property.

  Additional work should be carried out on the mineralized intrusive at Quebrada Dino and also at the third, off-trend satellite mineralization at Relampago.

  The mineralization at Trueno has now been intersected by five boreholes and a focussed trenching and drill program could be carried out if a reappraisal if results warrants it.

SGS Canada Inc.

NI 43-101 Palmilla Deposit Resource Update, Rio Belencillo Zone 1 Concession, Colon Province, Panama	Page 7

2	Introduction

SGS Canada Inc. (SGS) was contracted on August 26, 2013, by Petaquilla Minerals Limited (PML) to conduct a resource update to NI 43-101 standards on the Palmilla deposit located on its Rio Belencillo Zone 1 Concession, Donoso District in the Republic of Panamá.

This report presents a resource update report on the Palmilla gold – copper – silver deposit. It has been prepared under the requirements of Canadian National Instrument 43-101 (NI 43-101) for use by Petaquilla Minerals Limited.

2.1 Issuer of Technical Report

Petaquilla Minerals Limited (“PML” or the “Company”), a Vancouver based, TSX-Listed Public Company (TSX Code: PTQ) which is currently operating its 100%-owned Molejón open pit gold mine and gold processing plant located in the Donoso District, Colón Province, Republic of Panamá. The exploration operations are being carried out by Petaquilla Gold SA, a 100 % owned subsidiary of PML. The Company was formerly known as Adrian Resources Ltd. and changed its name to Petaquilla Minerals Ltd. in October 2004.

PML holds the exploration rights to the two-part Rio Belencillo Zone 1 Concession which covers 18 km2 on the northern coast of Panamá (Figure 2-1) through its wholly-owned subsidiary Petaquilla Minerals SA (“PMSA”). This concession lies on the northwest extremity of the Petaquilla Concessions (see Figure 4-1) where PML owns the rights of exploration, exploitation, processing and commercialization. The Petaquilla mining concessions (24 in total) were granted by the Panamanian Government through the enactment of Contract No. 9 of February 26, 1997 or the “Ley Petaquilla”.

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NI 43-101 Palmilla Deposit Resource Update, Rio Belencillo Zone 1 Concession, Colon Province, Panama	Page 8

Figure 2-1 Location of Palmilla Deposit in Panamá

2.2 Main Sources of Information

In preparation of this report, the authors have relied on information obtained through the previous NI 43-101 resource report, published papers, studies, public and private documents, reports and data provided by Petaquilla Minerals Ltd and site visits to the Palmilla deposit. All sources of information for this report are referenced in Item 19. Several of these reports are based on work done by several companies commissioned by Petaquilla Minerals Ltd or/and Joint Venture partners. The authors have relied on these records and maps with respect to Palmilla Property ownership, title, royalties and land status.

2.3 Units of Measurement And Currency

The metric system is used throughout this report and the currency used is the United States dollar (US$) unless specifically stated otherwise.

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2.4 Glossary

%	percent
°	degree angular measurement
3-D	Three Dimensional [view]
°C	degree Celsius
Ag	Chemical symbol for Silver
As	Chemical symbol for Arsenic
Au	Chemical symbol for Gold
Cd	Chemical symbol for Cadmium
cm	centimeter
CRM	Certified Reference Material, assay or analytical standard of certified grade
Cu	Chemical symbol for Copper
dia	diameter
DTM	Digital Terrain Model
Fe	Chemical symbol for Iron
g	grams
g/t	grams per metric tonne
h	hour(s)
ha	hectare (10,000 square meters)
Hg	Chemical symbol for Mercury
HQ	Diamond drill core of nominal 63.5 mm diameter
IDW	Inverse Distance Weighting method of grade interpolation
kg	kilogram(s)
km	kilometers
km2	square kilometer(s)
k oz	thousand ounces
M	million
m3	cubic meters
m	meter
Ma	Million years (Radiometric geological ages)
µm	micron (10-6 meters or 1 millionth of a meter)
mm	millimeters
Mt	million tonnes
NA	Not Applicable or Not Available
NQ	Diamond drill core of nominal 47.6 mm diameter
OK	Ordinary Kriging method of grade interpolation
lbs	Pounds – Imperial measure of weight
ppb	parts per billion (1,000 ppm)
ppm	parts per million (also 1 g/t)
QA	Quality Assurance of sampling procedures
QC	Quality Control checks on laboratory grades
QP	Qualified Person, as per NI 43-101
RQD	Rock Quality Designation
SG	Specific Gravity
t	Metric tonne of 1,000 kg
tpd	tonnes (metric) per day
oz	Troy ounce (31.1035 grams)

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NI 43-101 Palmilla Deposit Resource Update, Rio Belencillo Zone 1 Concession, Colon Province, Panama	Page 10

3	Reliance on Other Experts

3.1 Disclaimer

The Author have reviewed reports and analysed data obtained from PML, published literature and company reports on the Palmilla deposit and The Rio Belencillo Zone 1 Concession. These sources of data contained information on the geology, mineralization, and exploration activities in the adjacent areas to the southwest of the Palmilla deposit. Other principal reports, papers and documentation used in this report are referenced in Item 19.

The author have not conducted any due diligence review of the legal status, land tenure, royalties or concession information on the Rio Belencillo Zone 1 Concession and the Molejón Complex.

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4	Property Description and Location

4.1 Mineral Property Description

The Rio Belencillo Concession is registered with the Directorate of Mineral Resources as ARSA-EXPL Number 99- 50, an exploration concession for gold and other metals in the name of Petaquilla Minerals S.A. (“PMSA”). The concession was granted to PMSA on the September 14, 1999.

According to the Panamanian Mineral Resources Code, the holder of an exploration permit has the right to apply for a mining concession over the area for which the exploration concession is held. The Palmilla deposit, a porphyry gold – copper deposit with telescoped low sulphidation gold deposit overtones, lies entirely in the Rio Belencillo Zone 1 Concession. Its corner beacon co-ordinates, based on the Transverse Mercator projection (UTM Zone 17N) using the NAD 1927 Datum, are given in Table 4-1 and it covers an area of 18 km2 (6 x 3 km), elongated in a north-south orientation.

The centre of the Palmilla deposit is located in the Rio Belencillo Zone 1 Concession at Latitude 8° 54’ 11” North and Longitude 80° 46’ 06” West as shown on Figure 4-1.

The Palmilla resources are subject to royalties of 4% on the gold and 5% on the copper. Petaquilla Minerals needs the approval of an environmental and social impact assessment from the environmental authority of the country (Autoridad Nacional del Ambiente or ANAM).

Only the Rio Belencillo Zone 1 Concession is subject to this report. For information, the Rio Belencillo Zone 1 Concession is part of 24 concessions that cover a total of about 104,500 hectares (unofficial number). On the other concessions, some reserves and resources belonging to Petaquilla Minerals Ltd. are outlined by 2 separate pre-feasibility studies: “A Technical Report on the Botija Abajo Project, a Satellite Deposit of the Molejón Mine” dated September 24, 2012 and “Molejón Project, NI 43-101 Technical Report, Donoso District, Colon Province, Republic of Panama” dated September 24, 2012. Also on other concessions, reserves and resources belonging to First Quantum Minerals Ltd. are outlined in the pre-feasibility study “Mina de Cobre Panamá Project, Panamá, Ni 43-101 Technical Report” dated May 3, 2010.

Table 4-1 Rio Belencillo Zone 1 Concession Beacon Co-ordinates

No due diligence was conducted on any other concessions and only the Rio Belencillo Zone 1 Concession is discussed in this report.

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Figure 4-1 Map of Petaquilla Minerals Titled Mining Concessions with Zoom on the Rio Belencillo Zone 1 Concession

4.2 Mineral Property Location

The Rio Belencillo Zone 1 Concession property lies approximately 125 kilometers (km) west of Panamá City predominantly within the Donoso District of Colón Province in the Republic of Panamá and is centered at Latitude 8° 54’ 11” North, Longitude 80° 46’ 06” West.

It lies in the northern foothills of the central mountainous spine of Panamá, within the Donoso Forest Reserve. It falls on 1:250,000 Map Sheet NC 17-15 Panamá.

Its relationship to the other mineral concessions and towns in the area is shown in Figure 4-1. In particular, the locations of the mineral deposits in the Petaquilla Concession are shown, namely PML’s Molejón and Botija Abajo Gold Deposits and the developing First Quantum’s Cobre Panamá deposit with its four open pit sections; Colina, Balboa, Valle Grande and Botija.

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5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1 Accessibility

The Palmilla deposit is located in the Donoso District of Colón Province in the Republic of Panamá. It is about 125 km due west of Panamá City and about 60 km northwest of the city of Penonomé (Figure 2-1). Access to the general area from Panamá City, is south-westwards along the Pan-American Highway to km 149.7 at the town of Penonomé, then 13 km by paved road to the northwest to La Pintada, followed by 41 km on a well-maintained gravel road constructed in 2006 to the Molejón Mine. The road passes through La Pintada, a town of about 5,000 people and the village of Coclesito, which is the closest settlement of any size close to the project area, approximately 28 km to the southeast of the Palmilla deposit area. There is an airfield at Coclesito but flight operations are hindered by the frequent, thick cloud cover and rain.

The Palmilla area is inaccessible by road and at present, all exploration work on the Palmilla concession is helicopter supported. However, the gravel road to the Molejón mine is presently being upgraded and extended to Inmet’s developing Cobre Panamá Copper Deposit which lies some 12 kilometers to the Southeast of the Palmilla Deposit (Figure 7-4). Inmet are also developing a road and several pipelines (for concentrate export, return water and diesel) more or less due northwards from the Cobre Panamá mine complex to the Punta Rincón port site on the coast at the mouth of the Caimoto River (Rose et al, 2010 and Minera Panamá, 2012). Punta Rincón is being developed for concentrate export and coal import for a 300 mW coal fired power station to be completed by 2014. No completion date for this road is known.

Local, on-site accessibility is held back by the high-crowned tropical forest which is cut by numerous rivers and tributary streams of varying sizes, making access to and around the area difficult, particularly in the rainy season. Movement of equipment on-site at Palmilla is by helicopter.

5.2 Climate and Operational Season

5.2.1 Climate

The climate in the Palmilla deposit area in the northern region of Panamá on the Caribbean Coast is equatorial, wet, tropical and has marine influence. It is characterized by high humidity, high rainfall and cloud. There is a pronounced rainy season from April/May to November/December, with the maximum rainfall occurring during the months of October and November, a short dry season occurs between December/January to March/April. The rainfall fluctuates between 3,000 millimeters per annum (mm/a) and 5,000 mm/a, with an average of approximately 4,700 mm/a. Tropical thunderstorms are generally of short duration, lasting from 1½ to 2 hours. Though the north Panamanian Coast lies south of the general track of North Atlantic Hurricanes, it is reportedly subject to occasional hurricane activity.

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There is little seasonal variation in temperature (<5°C) here in the Tropics and average daily temperatures range between 25°C and 30°C. The average temperature during the coolest month is above 18°C and seasonal temperature differences are mostly due to variations in rainfall.

The prevailing winds inland are from the west and are generally moderate, with maximum gusts of 60 km/h. At the coast, the prevailing winds are from the north and can gust to 150 km/h.

Some summary monthly climatic data for the coastal city of Colón (105 km to the East-northeast) are given in Table 5-1 (Data from www.myweather2.com, a travel industry website).

Table 5-1 Summary Monthly Climatic Data for Colón

The Rio Belencillo Concession area is very sparsely populated and climatic measurements will have to be made on site for reliable climatic data as the central mountain spine of the Panamanian Isthmus has a marked orographic effect of rainfall.

5.2.2 Operational Season

Though operations are expected to take place continuously throughout the year, the seasonal high rainfall will have an effect on access to the property due to the extreme working conditions, lack of rock outcrops and the development of a thick saprolitic surface clay cover hindering road construction and maintenance. Exploration drilling continues during the months of heavy rainfall, with the exception of one or two days when the rainfall is too heavy.

Major impacts could also be expected during mining operations with regard to pit flooding and excess clay affecting crushing performance during early operations and the long term effect on heap leaching (e.g. dilution of pregnant solution ponds), if that is the chosen method of gold extraction.

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However, these potential problems are known and planning will take them into account; e.g. currently logistics and exploration activities are planned according to weather and flying conditions and the experience of operations at Molejón and at Mina de Cobre Panamá will markedly assist PML with its planning.

5.3 Local Resources and Vegetation

5.3.1 Local Resources

There are currently no industrial developments in this area, and the region is sparsely populated at present. Subsistence farming, cattle rearing and artisanal gold mining are the primary occupations of the local residents. This is changing with the introduction of large scale mining projects into the area.

The nearest community to the project site is the village of Coclesito (population 900) in the province of Colón, 12 km southeast of the Molejón plant site. The city of Penonomé (population approximately 25,000), the capital of Coclé province, is 49 km further southeast of Coclesito.

The opening of the Mina de Cobre Panamá mine and its ancillary port facilities at Punta Rincon (Figure 4-1) will employ more than 8,400 persons (Minera Panamá, 2012). This, plus the employees of PML’s Molejón mine will enable a pool of skilled mining personnel, light engineering, miscellaneous contractors and services to be rapidly built up in the immediate area.

5.3.2 Vegetation

The Rio Belencillo Concession lies within the Donoso Forest Reserve. The vegetation is tropical, consisting of dense rainforest with a very high canopy (Figure 5-1), cut by dendritic drainage. The drill pad in the photo appears slightly out of focus due to rainfall.

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Figure 5-1 Palmilla Deposit – Aerial View of Drill Pads in Jungle

5.4 Infrastructure

Infrastructure on site is minimal. Buildings at the Palmilla field camp comprise bunk houses capable of housing up to 50 people, a kitchen and dining area, ablutions blocks, as well as a small geological office and laundry, all constructed from timber, corrugated iron sheeting and plastic sheeting for waterproofing.

The camp site has one helipad, and no refuelling facilities. Fuel is available near Molejón, approximately 22 km southeast of Palmilla, and 5 km west of the town of Coclesito. At present there is no electricity on site, necessitating two helicopter trips a day (morning and afternoon) to collect gas and fresh supplies from a storage facility at the same location where fuel is supplied, and where fridges are available. These daily helicopter flights also assist the need to continually transport staff to and from site: geologists leave site approximately every two weeks in order to update their acquired information at the office at Molejón. Cooking and lighting is presently gas powered, however, a generator will be installed shortly. Refuse is moved out by helicopter once a week.

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The drill pads are all cleared and constructed by hand with labourers using picks, shovels and other hand tools. The single drilling rig and other related and ancillary equipment are moved to and from the drill pads by helicopter.

After drilling of a hole is completed, the core is lifted in batches from site in wooden core boxes with lids and taken directly to a core facility at Molejón where it is logged, cut, sampled and stored. All the available storage space has been used up, with the plan of building more sheds in the near future. Labourers and other workers at the Palmilla camp were reported to be from the surrounding towns, whereas the more senior staff are usually from larger towns and cities further afield. Therefore, no additional accommodation, other than on-site accommodation, is presently needed for the labourers and other workers. Some accommodation is available for staff working at Molejón in the core processing facility.

Infrastructure is rapidly increasing in the area with the development of a concentrate export port and a coal fired power station. At this stage it is not known to what extent these new facilities will be made available to PML by Minera Panamá SA (operators of Mina de Cobre Panamá). However, the sale of surplus electricity into the Panamanian grid is anticipated by Minera Panamá (Minera Panamá, 2012).

5.5 Physiography

The property lies on the northern side of the central divide of the Panamanian Isthmus in tropical jungle, forest-clad rolling countryside. Elevations on the property as a whole are generally less than 200 meters above sea level, with locally steep topography due to the deeply incised dendritic drainage pattern (McArthur, 1993) as shown in Figure 7-4 and Figure 7-5. The 3-D Digital Terrain Model (DTM) used in the resource estimation is shown in Figure 14-8 and Figure 14-16 to Figure 14-19.

The topographic high on the concession is Cerro Belencillo at 375 meters above sea level.

The Palmilla deposit lies within the drainage basin of the Rio Chiquero which flows southwest from the deposit and then northwestwards to the Caribbean Sea.

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6	History

6.1 Colonial Production History

Much of central Panamá has been prospected for placer and lode gold beginning with the indigenous peoples followed by early Spanish explorers. The first colonial gold mine established in the Americas in the early 1500's, 'Mina Belen', reportedly lies within one kilometer of the original Rio Belencillo Concession’s western boundary (see Figure 4-1).

6.2 Historical Exploration

Porphyry gold – copper style mineralization potential in this part of Panamá was first investigated in 1968 by a United Nations Development Program (UNDP) team as part of a regional geological and geochemical survey of central Panamá. Follow-up reconnaissance geological mapping and stream and soil sampling in 1969 (del Guidice and Recchi, 1969) resulted in the discovery of numerous mineralized areas including the Botija, Botija Abajo, Molejón and Cobre Panamá deposits on the adjacent concessions (See Section 4 for more details), and the Palmilla zone on the adjacent (to the west) Rio Belencillo Concession (see Figure 4-1).

Adrian Resources as operator, with funding provided by Madison Enterprises Corporation, carried out a phased exploration program between 1993 and 1996 on portions of the Rio Belencillo and Petaquilla Concessions; including soil sampling, auger sampling, 3,550 m of trenching and 23 diamond drill holes for 3,758.00 m over the coincident Palmilla and Trueno geochemical and magnetic anomalies (McArthur, 1996) (see Figure 9-1). This work is discussed in Item 9.1.

6.3 Historical Resource Estimates

Adrian Resources’ work in the early to mid-1990’s outlined significant porphyry style copper mineralization over-printed by low-sulphidation epithermal gold mineralization at Palmilla and they estimated that a mineral resource of 14.0 Million tonnes (Mt) grading 1.02 g/t gold and 0.3 % copper at a 0.5 g/t gold cut-off was present (Madison Enterprises Corp. Press Release, November 4, 1994). This mineral resource estimate is historical and is not NI 43-101 compliant and should not be relied upon.

6.4 Historical Mining and Production

With the exception of 16th Century colonial mining, no commercial mining and production is known to have been carried out on the Palmilla deposit area.

Artisanal mining is however well established on the property and local subsistence farmers have reportedly been able to recover a gram of gold per day by hand panning in the creeks on the Rio Belencillo Concession.

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7	Geological Setting and Mineralization

7.1 Regional Geology

Central America is divided into four crustal blocks (Figure 7-1). To the north, the Maya and Chortis blocks are composed of Palaeozoic metamorphic and igneous rocks and siliceous and platform carbonate rocks classified as continental and transitional crust. To the south, the Chorotega and Choco blocks underlay Costa Rica and Panamá and are characterized by Mid-Oligocene accreted mafic oceanic crust and intermediate and basic island arc-related volcanic rocks (Marshall, 2007). Panamá is a tectonically active area as the result of its location at the junction of four lithospheric plates but currently has no active volcanoes.

Panamá is underlain by an island arc terrain overlying an amalgamation of mafic crust deposited after Triassic to Early Jurassic rifting. This composite terrain is represented by remnants such as the Nicoya Complex in Costa Rica and forms a Jurassic to Early Cretaceous basement complex of ophiolitic composition (Escalantes, 1990) which outcrop in southern Panamá on the Azuero Peninsula and near the Gulf of San Miguel (Weyl, 1980).

Island arc volcanism, intrusions and sedimentation began in the Late Cretaceous to Early Eocene as a result of a northeast oriented tectonic regime associated with the formation of the ancestral Middle America Trench and has extended through the Cenozoic to the Present (Weyl, 1980 and Dengo & Case, 1990) (Figure 7-1). Younger, intrusive rocks are calc-alkaline in composition and contain porphyry mineralization ranging from Oligocene (Mina de Cobre Panamá deposits ~32 Ma) to Pliocene (Cerro Colorado ~3.3 Ma) (Kesler et al, 1977).

Figure 7-1 Tectonic Map of Central America (Simplified after Marshall, 2007)

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These volcano-sedimentary sequences in the Petaquilla area comprise mainly submarine andesitic to basaltic flows, pillow breccias, pyroclastics and volcaniclastic sediments intercalated with clastic sedimentary rocks and minor biogenic reef limestones of probable Eocene to early Oligocene age (Kesler et al, 1977) (Figure 7-2). These rocks have been intruded by intermediate calc-alkaline intrusives such as granodiorites and quartz monzonites, of which the 400 km2 Petaquilla Batholith is a prime example.

Figure 7-2 Regional Geology Map of the Palmilla Deposit Area (Anon, 1990, Geología de la República de Panamá)

The structure of the area, based on the interpretation of satellite imagery, suggests that major structural trends are expressed as topographic linears. These tend to be oriented largely in northeast and northwest trending directions. The northwest-trending linears are parallel to the granodioritic outcrops and the mineralization in the Palmilla area follow this trend, which may be related to leftlateral shear zones in the region.

Many large gold deposits in Central America are associated with epithermal vein deposits (Figure 7-3). Epithermal-type vein deposits tend to occur in lens-shaped bodies that formed in ancient volcanic environments when deep, hot auriferous magmatic waters mixed with shallow, cool groundwater. Mineralization in this type of deposit generally occurs in branching fissures, vein

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structures, or bodies filled with fractured rock. Sometimes spectacular silver and gold grades occur as so-called “bonanza” deposits in association with epithermal precious metal deposits.

Figure 7-3 Epithermal Gold Deposits in Central America (Modified after Hefferman, 2004 and Nelson, 2007)

7.2 Local Geology

Portions of central Panamá in general and also within the Bellencillo Concession are underlain by Tertiary island arc sequences that commenced with deposition of submarine Eocene to Oligocene pelites, tuffs and reef limestones, intercalated with volcanic and volcaniclastic rocks of andesitic and basaltic composition. This arc sequence became emergent during the Oligocene, and subsequent lithologies are dominated by terrestrial flows and pyroclastics with lesser interbedded marine sediment, Submarine sandstones of the Santiago Formation and subaerial flows and pyroclastics of the San Pedrito and Canazas Formations were deposited during Miocene. The Mio-Pliocene, La Yeguada Formation, a thick sequence of felsic ignimbrites, covers much of the continental divide south of Belencillo and Miocene to Recent basalts locally overlies the ingnimbrites (weyl, 1980, Dengo & Case, 1990, Del Guidice & Recchi 1969 and Ferencic, 1971).

Kesler et al (1977 and 1990) described an evolution in the composition of plutonic rocks in Panama through time, related to the evolution of the island arc and porphyry copper mineralization. Early tholeiitic magmatism took place from 60 to 70 million years ago, resulting in emplacement of diorite and quartz diorite batholiths in the Azuero Peninsula. Porphyritic intrusive phases are rare and porphyry-style mineralization is absent from this tholeiitic stage.

Calc-alkaline magmatism began in the Eocene and has continued to the present day. The composition of the calc-alkaline plutons is dominantly granodiorite, but also includes quartz

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monzonites and quartz diorites. The potassium, content of these intrusive has steadily increased with time (Nelson and Nietzen, 2000) from 1.7% K2O for the Rio Pito (49 my), through 2.3% K2O for the Petaquilla Batholith immediately east of Bellencillo (32.6 my), to 3.5 % K2O) for Cerro Colorado (3.3 my) with a near-constant 63% silica content. Porphyritic intrusive phases are relatively abundant and porphyrycopper deposits, including Cobre Panamá, Botija and Cerro Colorado, are associated with calc alkaline intrusives of Tertiary age.

7.3 Rio Belencillo Concession Property Geology

The climatic regime has resulted in the development of deeply weathered (leached) saprolitic clay soils and outcrops are limited to creeks and gulleys (McArthur, 1993) which obscures the local outcrops, reducing outcrops to gulleys and stream / river cuttings.

The geology of the Rio Belencillo Concession is dominated by a Tertiary Andesitic sequence which consists, in ascending stratigraphic order, of feldspar and pyroxene phyric flows, pyroclastics, and volcaniclastics with interbedded sediments. This sequence of volcanic and volcaniclastic rocks has been intruded by a variety of calc-alkaline plutons, most prominent are a fine-grained equigranular Granodioritic phase and a more dioritic phase (see Figure 7-4 and Figure 7-5).

Some of these dioritic intrusives may represent feeders to some of the earlier andesitic flows. In the north, near the Caribbean coast, the andesite sequence is locally overlain by Recent basaltic flows. To the south, in the Cerro Belencillo area, the andesites appear to be overlain by feldspar porphyry flows and intruded by feldspar and quartz-feldspar porphyritic, subvolcanic intrusives. There are exposures of dacitic felsic pyroclastics in the southwest in the Quebrada Rojas area.

Several granodiorite plutons and dykes occur coincident with the northwest-southeast trending, multielement, geochemical silt and soil anomaly which extends for 6 km from north of the Palmilla area, southeastwards to the concession boundary. This trend parallels one of the two regional fracture trends, the other trending northeast-southwest (Figure 7-4) These intrusions include mineralized granodioritic rocks at Palmilla, Trueno and Quebrada Dino, all of which have associated magnetic anomalies (Figure 4-1 Locations, Figure 7-4 and Figure 7-5 Geology).

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Figure 7-4 Local Structural Geology Map (PML, 2012)

Diamond drilling (Figure 7-5) has confirmed the presence of porphyry style copper-gold mineralization in the more northerly of two fine grained granodioritic intrusives (Figure 7-4) that represent the southeastward trending apical portion of a partially-unroofed, hidden granodiorite pluton at Palmilla (McArthur, 1994). This ‘hidden’ pluton flanks and parallels the Petaquilla batholith of mid-Oligocene age (~36.4 Ma) which lies to the northeast and which also trends in a general southeasterly direction. A representative geological section across the deposit (Figure 7-6), along Drill Section Line 450 NW, is plan located on Figure 7-5.

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Figure 7-5 Palmilla Deposit Geology and Drilling Plan (PML, 2013)

The northwestern of the two intrusives lies beneath the centre of the coincident Palmilla copper-goldmolybdenum stream sediment, soil sample and magnetic geophysical anomalies, whilst the southeastern intrusive is located in the headwaters of the Quebrada Dino three km to the southeast of the main anomaly (see Figure 7-4). This second area requires further investigation.

There is also some stream sediment evidence for yet another southeasterly trending zone of mineralization lying about four km southwest of the Palmilla - Quebrada Dino Axis of mineralization.

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PML’s delineated area of mineralization is shown in Figure 7-5 (as the Limit of Mineralized Outcrop) and PML have a 50 m spaced section grid over this area. This grid is oriented normal to the general strike of the granodioritic intrusion on 070° - 250°. Currently there are 22, 50 m apart sections, from 000NW in the south-southeast to 1,100 NW to the north-northwest. These sections look to the northnorthwest and are on a scale of 1: 1,500. A PML drilling section along Section Line 450NW forms Figure 7-6; its location is shown on Figure 7-5.

Figure 7-6 Geology and Drill Section 450 NW (Interpretation by PML)

Drilling to date in the Palmilla area has intersected a sequence of thin to thick bedded andesitic (volcanic) and sedimentary tuffaceous turbidites (volcaniclastics) which display slump, scour, graded bedding and fining upward sedimentary features. However, there are other areas where the rocks are predominantly siliclastic sediments with only portions of the sequence being volcanic. Overall, the rocks are locally predominantly volcanic with fine to coarse ash material of intermediate andesitic composition but they may also include felsic dacitic looking material.

Hydrothermal alteration associated with the emplacement of the partially-unroofed Palmilla granodioritic intrusive has affected the surrounding bedded volcanic and tuffaceous turbiditic sequence and a propyllitic alteration assemblage of chlorite-epidote-carbonate-silica accompanied by pyrite and magnetite is most common in these andesitic sediments. The siliceous sediments display silica or carbonate alteration.

Intrusive rocks of economic interest include plutons and dykes of fine to medium grained hornblende granodiorite which are possibly related to the Petaquilla Batholith. At Palmilla the intrusive is only weakly altered and mineralized with the best developed mineralization (quartz-magnetitechalcopyrite-bornite and gold) occurring at the contact or within the adjacent altered volcanic and sedimentary rocks. Mineralized rocks are characterized by biotite hornfels overprinted with a stockwork of abundant fracture controlled quartz-magnetite micro-veinlets, as shown in Figure 7-7.

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The mineralization at Palmilla is hosted within a phyllic and potassic altered granodiorite and to a lesser extent in the adjacent silica-magnetite altered volcanics and sediments. In the most southeasterly Quebrada Dino area, near the property boundary, anomalous soil geochemical results occur where fine grained granodiorite has been found to contain disseminated chalcopyrite and lesser bornite mineralization.

Figure 7-7 Palmilla Deposit – Well Mineralized Core Samples

The typical alteration assemblage in the mineralized rocks is biotite homfels-chlorite-sericite-quartzmagnetite-pyrite-chalcopyrite-bomite-molybdenite. Biotite hornfels alteration is strongest in the sediments and still present, but less intensely developed, in the granodiorite and microgranodiorite.

Narrow halos of bleaching occur along the quartz-magnetite micro-veinlet selvages (Figure 7-7). Patchy zones of intense bleaching/leaching over some intervals have produced a white sugary-looking rock within which all mafic minerals have been destroyed. In vertical drill holes BE94-01, -02, and -03 there is a unit identified as a ‘quartzose sediment’ (coarse grained, well sorted, sandstone). The composition and gross appearance of this unit is similar to the fine-grained equigranular, mineralized apical granodiorite in surface exposures, particularly when the bleaching caused by alteration has destroyed most mafic minerals.

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PML consider that a later stage, possibly structurally emplaced felsic intrusion could be interpreted as being the heat source supplying the hydrothermal fluids and volatiles necessary to drive the convection system which resulted in the epithermal-type gold mineralization. This possible late mineralizing and alteration event subsequently obliterated all primary structure in the volcanic-volcaniclastic sequences. Pervasive hydrothermal silicification and propyllitic alteration occur together with a possibly contemporaneous and/or subsequent phase of retrograde metamorphism which probably contributed more to the gold mineralization than to the copper mineralization.

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8	Deposit Types

The gold and copper mineralization at Palmilla is confined largely to the volcanic-volcaniclastic series of lithology. The interpretation of geological features and mineralization at Palmilla indicates that the granodiorite stock seems to be a limb of a varying, but generally steeply northwesterly dipping phacolith with local andesite bodies and irregular dykes and sills. It appears that the intrusive was emplaced along the volcanic bedding and contacts and acted as the “heat pump” generating the convectional hydrothermal cell required for the mineralization which is ascribed to both epithermal gold and porphyry copper styles of mineralization.

The original model of exploration for these types of veins was put forward by Dr. Larry Buchanan (1981) that set the basis for the understanding and interpretation of epithermal deposits that has since been widely used in exploration (Figure 8-1).

Figure 8-1: Epithermal Mineral Deposit Schematic (Buchanan, 1981)

It is considered by PML that mineralization at Palmilla commenced with initial porphyry gold-copper deposition and that subsequent (or possibly) contemporaneous tectonism resulted in overprinting the copper porphyry mineralization with structurally controlled, epithermal gold mineralization, as suggested by Corbett (2002) and shown in Figure 8-2.

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Thus epithermal gold deposition has been telescoped down over the porphyry copper mineralization to partially overprint it, i.e. the mineralization within the oval superimposed onto Corbett’s model overlaps rather than is spatially separated by hundreds of meters.

This deposit type overprinting appears to be a district wide characterised mineralization model along the southeast trending Palmilla – Petaquilla – Molejón mineralization trend; e.g. as observed at Botija Abajo and also along the southwest trending El Real trend which contains the Molejón deposit southeast on the Petaquilla Concession (Cameron et al, 2012).

Figure 8-2 Corbett Conceptual Mineralization Model (Corbett, 2007)

The distribution of gold and copper mineralization at Palmilla has since been further modified by late faulting and most recently by supergene enrichment processes although structural control are still very important to the distribution of (epithermal) gold grades (see Figure 8-1 and Figure 8-2).

The close spatial relationship between the Petaquilla Porphyry copper deposits and porphyry-style mineralization at Brazo and Bojita Abajo and epithermal-type mineralization at Molejón, Bojita Abajo and Palmilla, suggests a genetic relationship (Nelson, 2007).

Spatial and temporal links between epithermal and porphyry copper deposits have also been documented in many areas in the Circum-Pacific Ring (e.g. Lepanto, Philippines) and South America and in some deposits in North America, including Bingham Canyon (USA) and La Caridad (mexico).

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9	Exploration

9.1 Adrian Resources Exploration Activities and Results

Between 1993 and 1996, Adrian Resources, as operator, with funding provided by Madison Enterprises Corporation, carried out a phased exploration program on portions of the original unitary Rio Belencillo Concession including diamond drilling on the Palmilla Anomaly.

A Phase I (1993) regional reconnaissance exploration program to evaluate the Palmilla Area within the Rio Belencillo Concession included stream drainage and east-west gridded soil sampling (McArthur, 1994).

The program outlined a northwest-southeast trending, multi-element, geochemical silt and soil anomaly which extends from north of the Palmilla area, southeast to the concession boundary. Within this six kilometer trend, detailed soil sampling over the Palmilla Zone outlined a 0.5 by 1.0 kilometer copper-gold-molybdenum anomaly defined by a 50 ppb gold and a 250 ppm copper contour and molybdenum values. Maximum values from this initial geochemical survey were 2.85 g/t gold (0.09 oz/t) and 3,800 ppm copper (i.e. 0.38 % Cu) in soil.

Anomalous gold in soil geochemical results occur along the western boundary of the original Rio Belencillo Zone 1 Concession are likely to be related to a system of auriferous quartz veins at the historic Mina Belen.

A Phase II (1994-95) exploration program focussed on the Palmilla Zone (Turnbull and Laudrum, 1996). This included additional line cutting, 74 line km of a ground magnetic survey by Lloyd Geophysics of Vancouver, soil auger sampling, prospecting and geological mapping, trenching and the diamond drilling of 14 holes.

Adrian Resources’ trenching exercise was oriented north-south (N - S) and east-west (E - W) in the vicinity of the main Palmilla mineralization as shown in Table 9-1. These data are based on their 1996 trench database.

Table 9-1 Adrian Resources 1996 Palmilla Trenching Data

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The 1996 trench “Length * Sampled” data summarised in this table have been adjusted to exclude stretches of sampling containing extraordinary sample “lengths” or sampling gaps in soil, alluvium, dense tree roots or sometimes extremely hard rock; e.g. 62.9 m not sampled in trench TRBE-08 (120.6 m to 183.5 m). Adrian Resources’ individual sample lengths varied widely up to 7.0 m, butgenerally tended to vary between 1.5 and 4 meters, the overall average sample being 2.9 meters long. Saprolitic material is noted separately in the table on account of its ‘sticky’ mining and handling characteristics.

Total sampled meters grading above 0.4 g/t are noted in the table as this value has recently come into common usage as a resource cut-off value in open-cast heap leach operations. Overall the +0.4 g/t Au sampled material is some 37.2 % of the meters sampled by Adrian Resources, varying between 6.5 and 73.7 % in different trenches. This +0.4 g/t Au material is not necessarily contiguous.

Fourteen cored, mostly vertical BTW drill holes (42 mm dia) were drilled by Adrian Resources in 1994 for a total of 2,494.00 meters. Only one of these holes was inclined (Hole BE94-11, at -55° on 180°). These holes were almost wholly sampled at 1.5 meter intervals. Collar and depth data for these 1994 holes are given in Table 9-2.

Table 9-2 Boreholes Drilled by Adrian Resources in 1994

This drilling program outlined a “geological resource” of 14 million tons that was then estimated to grade 1.02 g/t gold and 0.3% copper at a 0.5 g/t gold cut-off (Tumbull & Laudrum, 1996). This resource estimate is historical and is not NI 43-101 compliant.

Adrian Resources noted that there is a close correlation between the magnetic data (see Figure 9-1) and the copper-in-soil data which both define a rough ovoid feature representing the near-surface expression of the host intrusive body to the mineralization. Though the stockwork quartz-magnetite veining played a significant role in controlling the mineralization, the intrusive unit appears as a relative magnetic low surrounded by the mixed volcanosediments which are a relative magnetic high.

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Further auger/soil sampling during Phase II of the program located another area of potential coppergold-molybdenum mineralization about two km southeast of the Palmilla zone of mineralization.

Adrian Resources termed this 500 x 700 m sized mineralized occurrence the Quebrada Dino area. It includes fine grained granodiorite with disseminated copper sulphides in outcrop.

A third phase of exploration was carried out by Adrian Resources during 1996 (Macarthur, 1996). This work included reinterpretation of the Lloyd Geophysics magnetic data resulting in the delineation of several areas analogous to the Palmilla mineralization; one to the north of Palmilla and the Trueno (drilled in 1996 and 2012) and Relampago areas to the south, in addition to the on-trend Quebrada Dino discovered earlier to the south in 1994 (Figure 4-1 Locations, Figure 9-1 Geophysics).

A further nine inclined BTW holes for a total of 1,264 m were drilled in 1996 by Adrian Resources during Phase III of the project investigation, mostly in areas away from the main mineralization. The only hole known to be surveyed was BE96-01. These holes, like the 1994 holes, were also essentially wholly sampled at 1.5 meter intervals. These new holes were drilled to check magnetic and geochemical anomalies satellite to the Palmilla mineralization, five of them in the Trueno area. Collar and depth data for these 1996 holes are given in Table 9-3.

Table 9-3 Boreholes Drilled by Adrian Resources in 1996

Four of these holes (BE96-01, -02, -03 and -09) were drilled to test magnetic and geochemical anomalies away from the main Palmilla mineralization.

The remaining five holes (BE96-04, -05, -06, -07 and -08) were drilled over coincident magnetic and geochemical anomalies at the Trueno Target to the southeast of the Palmilla mineralization, but

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without intersecting significant economically interesting results. This anomaly has been tested by a further, vertical drill hole in PML’s 2012 drilling program whose assay results are pending.

The Quebrada Dino and Relampago mineralized targets (see Figure 4-1) still remain to be drill tested.

Figure 9-1 Palmilla Deposit Geophysical Magnetic Survey Map (PML, 2012)

9.2 Petaquilla Minerals Exploration Program

The 2011-2012 exploration and drilling program at Palmilla consists of trenching, mapping and HQ size diamond drilling of 42 holes for approximately 9,000 m (9,378 m to date). Drill hole locations are shown in Figure 8. The drilling program is further discussed in Item 10.

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9.2.1 Petaquilla Minerals Surface Exploration Program

Approximately 1,360 m of trenching has been completed by PML on the property, some data for which is given in Table 9-4 below. As with Adrian Resources’ prior work, PML’s trenches are generally oriented north-south and east-west.

The deep clay weathering of the intermediate volcanosediments and granodiorites has lead to the development of a saprolitic soil weathering profile and this has severely reduced rock exposure in the trenches. Thus, the average thickness of saprolite in 32 vertical boreholes logged to date (end-October) was 9.58 m, with a minimum thickness of 2.50 m and a maximum thickness of 17.70 meters.

Table 9-4 PML 2012 Palmilla Trenching Data

The 2012 trenching data summarised in this table are based on an invariant sampling length of one meter. Like the Adrian Resources trenching data, the PML 2012 saprolitic material is noted separately on account of its mining and handling characteristics.

The sampled meters grading above 0.4 g/t are again noted in Table 9-4. However, at this time (November, 2012), the low number of returned sample values (only about 30%) makes this value guide of little utility at present. As before, this +0.4 g/t Au material is not necessarily contiguous.

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10	Drilling

In general, the drilling available on the Palmilla deposit covers the mineralization very well. The spacing of drill holes is fairly regular and there is both possibilities of expanding the resource and making the drill grid tighter to increase the level of detail for the resource estimation.

10.1 PML 2013 Drilling Program

PML’s 2013 drilling program totals 31 completed HQ cored holes (63.5 mm dia) with a total length of 6,424.26 meters. Their names are from PLDH-030 to PLDH-060.

Data received by SGS is complete for the resource estimation and includes collars, deviation, lithology and assays information.

The 2013 bore hole collar co-ordinates have been surveyed in Transverse Mercator projection (UTM Zone 17N, NAD 27 Datum). Nine of these HQ holes have been downhole surveyed. The RQD data was recorded by PML but this information was not transferred to SGS.

The spatial arrangement of these 2013 program holes, together with the 2012 program holes, together with the earlier 1994 and 1996 holes, together with some surface features is shown in Figure 7-5. Four drill sections are shown in Figure 14-9 to Figure 14-12 and again in Figure 14-16 to Figure 14-19 with a different perspective.

10.1 PML 2012 Drilling Program

PML’s 2012 drilling program totals 29 completed HQ cored holes (63.5 mm dia) with a total length of 7,021.85 meters. Their names are from PLDH-001 to PLDH-029.

Data received by SGS is complete for the resource estimation and includes collars, deviation, lithology and assays information.

The 2012 bore hole collar co-ordinates have been surveyed in Transverse Mercator projection (UTM Zone 17N, NAD 27 Datum). None of these HQ holes have been downhole surveyed. The RQD data was recorded by PML but this information was not transferred to SGS.

10.2 Adrian Resources 1994 and 1996 and Twinned Hole Drill Program

This report includes 1994 and 1996 drilling programs totaling 23 completed HQ cored holes (63.5 mm dia) with a total length of 3,758 meters. Their names are from BE94001 to BE94014 and from BE96001 to BE96009.

Eight Adrian Resources 1994 vertical holes were twinned for quality assurance purposes and the eight chosen holes have been completed; in some cases these holes were deepened to provide better

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coverage of the observed mineralization. In the “Technical Report on the Palmilla Gold Project” dated December 11, 2012, Réjean Sirois BSc, Eng. concludes that “the twinning of most of the 1994 holes has presented fair to good grade and lithology correlation and these holes can be used for resource estimation”.

10.3 Drill Hole Surveying

Apart from collar location surveys, only two of Adrian Resources boreholes are known to have been downhole surveyed, both at the base or end of hole. These two holes were BE94-11 and BE96-01 and in both cases hole deviation was not significant.

Two of the recent, vertical PML holes are reported to have been surveyed (pers.comm. to D. Brandt by R. Constanti) with satisfactory results. PML has decided that, on this basis that no further surveys were required for these vertical holes but they intend to commence drilling inclined holes in the future and will survey these holes at 20 to 30 m intervals.

This assumption of accepting a low vertical borehole survey coverage could be readily checked with acid bottle measurements. The holes, though drilled vertically at HQ size with good core recovery, commonly reach depths of 300 m in steeply dipping lithologies with alternating hardnesses and containing marked zones of fracturing. The rock variations could refract the holes, though admittedly probably not markedly.

During the site visit by the author, some verifications showed that the location of drill holes would have to be verified before the next resource update. At this time, the author believes this does not could impact the some specific locations of the resource model. Overall, there should be only minute changes in the total resources, if any. More details on drill hole locations are mentioned in Section 12.1 and Section 14.2.

10.4 Core Recovery

Core recovery and RQD data was not studied for the resource update. The 2012 drilling campaign showed that ore recoveries are generally very good and are in the plus-96 % range on a hole by hole basis.

It was noted that there are a few gaps in the database. There is missing assays in holes PLDH-002, PLDH-003, PLDH-008 and PLDH-015. The explanation for those gaps is some missing core due to core boxes that were dropped when they were slung under the helicopter for its transportation from the drill site to the core shack at the Molejón mine site. There is a total of 60.66 m that have assay gaps in the database. For the resource estimation, this does not materially impact the accuracy and reliability of the results. More on this subject is discussed in Section 14.2.

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11	Sample Preparation, Analyses and Security

It is the author's opinion that the sample preparation, security, and analytical procedures is adequate for the gathering of data necessary for the preparation of this report.

Palmilla chip, trench channel and drill core samples are prepared at the Molejón Mine Site Sample Preparation Facility and are prepared according to a procedure proposed by AAT Mining Centennial Services of Colorado (AAT) pertaining originally to the Molejón and later to the Botija Abajo Deposits (AAT, 2007). AAT undertook these studies to verify the reliability of the early drilling campaigns at Molejón and to review the QA/QC protocols at the Molejón project; to audit laboratory preparation of samples to ensure that drilling, trenching, and surveying activities were conducted to standards suitable for NI 43-101 reporting; to audit and qualify laboratory data; to compare prior drilling campaigns to current programs in terms of data integrity and usability; and to qualify data for digital input in a computer resource model. There is no mining or industrial heritage in the area and these protocols define each of the worker’s procedures and responsibilities in the process being carried out.

The AAT Service protocols for core handling, logging, sampling, QA/QC procedures and security have been adopted for the Palmilla 2012-2013 trenching and drilling programs. The site visit QPs have reviewed the protocol and are in agreement with its procedures and have verified that the protocol is being executed by the personnel of PML on the on-going 2012-2013 Palmilla Exploration program. Drill hole samples from 2012 and 2013 were analysed by ALS Laboratories of North Vancouver, BC. Historical project drill hole samples were analysed by TSL Laboratories of Saskatoon, SK.

11.1 PML Sample Preparation Procedures

The Palmilla 2012 and 2013 exploration programs sample preparation procedures are being executed at the Molejón Mine Site Sample Preparation Facility outlined for the 2005-2007 exploration campaigns, whereby PML had samples prepared at Petaquilla’s Colina Camp, Trench and drill core samples were handled and prepared for analysis by PML personnel under the guidance and supervision of AAT’s Sean Muller, QP. In the case of the 2012 and present Palmilla 2013 drilling campaign, the samples are prepared at the Molejón Mine Site sample preparation facility under the supervision of an on-site geologist.

Core samples received from drill sites were conditioned as previously described. After identifying the sample intervals, the core loggers stapled sample tags at the break between samples. Photographs were taken of the undisturbed core. The core box was sent to the rock saw where a technician cut the core samples in half and put a metal tag in the box showing where samples were taken. If the sample was unconsolidated, the core was carefully cut with a knife. Loose rock chips were separated by hand and placed in a numbered sample bag with the split core.

In 2012, the sampled core was put on metal trays and sent to a drying shed where it remained for at least 24 hours. When needed the sample trays would be passed for drying for 5 hours to 10 hours at 105°C in the electric oven before passing to the crushing section. Where abundant, clayish material

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was found, the samples were dried for a period of 36 hours. In 2013, all drying is done in the electric oven.

The remaining core split was returned to the core shed for photographing and storage. Each core sample was carefully put onto a numbered clear drying tray with the sample tag. After drying, the trays were brought to the crusher where the material was reduced in size to minus ¼ inch. Most of the sample at this point was minus 70 mesh to minus 100 mesh. The crushed sample was sent to the Jones Splitter, where it went through at least four cycles of splitting to reduce sample size to between 200 grams and 300 grams. The sample was then packaged for shipment to ALS Laboratories (Figure 11-1) in Vancouver, Canada with the sample tag enclosed specifying sample number, as well as the analytical procedures.

Figure 11-1 Palmilla Deposit – Sample Batch Ready for Dispatch

Between crushing of each sample, basalt (<0.05 g/t Gold Sample #65) was crushed and discarded prior to and after cleaning the crusher jaws with pressured air. In this manner, any residual high-grade material from a preceding sample would not affect the subsequent sample.

To enable standards to be selected randomly, a sheet of random numbers was generated for designating the interval for each core hole. To prevent the wrong standard number from being written on the sample tags, the standard number from the original bag was attached to the sample tags in the master sample tag book.

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11.2 Quality Control (QC) Procedures

PML established a Quality Control set of protocols and implemented a sampling program at the Molejón Mine Site Sample Preparation Facility to ensure the repeatability and reliability of assay results. This program consisted of check samples inserted in the main sample stream, including the use of gold standards. Table 11-1 lists the regime implemented for the 2013 Palmilla Exploration Program which includes the type of control samples, gold content and frequency of insertion. A number of OREAS standards from Ore Research & Exploration Pty Ltd of Victoria, Australia have been used in the sample stream. The only change from the 2012 procedure is duplicates of pulp samples are note done anymore.

Table 11-1 PML QA/QC Sample Frequency

Standards/	Code/	Gold	Insertion	Overall
Duplicates	Type	(g/t)	Frequency (I.F.)	I.F.
Blank Standard	Pure silica sand	0.0	1 per 120 samples	1 per 30 samples
Standard	Oreas 52 Pb	0.307	1 per 120 samples
Standard	Oreas 61 Pa	4.46	1 per 120 samples
Standard	Oreas 50 Pb	0.841	1 per 120 samples
Duplicate	Split of coarse rejects		1 per 20 samples

11.3 Review by SGS of the 2012-2013 QA/QC Database

PML adhered to a quality control procedure, including the use of blanks, reference materials (CRMs) and inserting duplicates samples. This section represents a comment of the QA/QC data available and validated by the author at the moment of the resource estimation.

11.3.1 Analytical Blank Samples

Barren coarse material (“a blank”) is submitted with samples for pulverizing to determine if there has been contamination or samples cross-contamination in preparation at the lab. Elevated values for blanks may also indicate sources of contamination in the fire assay procedure (contaminated reagents or crucibles) or samples solution carry-over during instrumental finish.

In total 117 blanks were submitted with the samples for analysis are in the Palmilla database (Figure 11-2) during the 2012-2103 drilling campaigns.

A sample blank used to check the laboratory was composed of silica sand available locally from a supplier in 22.6 kg bags. This sand historically produced analytical results below detection limits (in this case <0.050 g/t Au). Frequency for blanks to be added to the sample stream was randomly 1 in 30 samples. The actual interval for each blank came from a random number table. In nearly all instances, an elevated blank value occurred between high-grade samples submitted to the laboratory. While the values were not significant or elevated, it did indicate some instrument cross contamination between samples that was not obvious from the laboratory’s QC sheets. When this occurred, the lab was alerted and QC procedures were improved.

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For the gold assays results, over 97% (114 out of 117 samples) of the blanks assayed less than 0.5 g/t, which is ten times the detection limit of 0.05 g/t (Figure 11-2), and SGS consider these results as acceptable. There is no evidence of systematic gold contamination based on the blanks that were inserted with samples. The blanks consistently provide control as a blank material. There was no mislabels or sequence errors for the blank material used by Petaquilla Minerals Ltd.

Figure 11-2 Results of Blanks Analyses in Sequential Order for Gold

Figure 11-3 Results of Blanks Analyses in Sequential Order for Silver

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The amounts of copper present in this blank material (Figure 11-4) are not significant. Some results are over 10x the detection limit but these values are not considered as errors because they are located below 0.003% Cu.

Figure 11-4 Results of Blanks Analyses in Sequential Order for Copper

11.3.2 Analytical Reference Materials

Certified Reference Materials (“CRMs”) are submitted with samples for assays to identify:

  If there were assay problems with specific sample batches; and

  Possible biases in the overall dataset.

The definition of a quality control failure is when:

  Assays for two consecutive CRMs are outside ± two standard deviations (2ð) or 10%.

  Assays for a CRM are outside ± three standards deviations (3ð) or 10%.

During the 2012 exploration campaign, five (5) standards or “Certified Reference Material” (CRM) were purchased from Ore Research & Exploration Pty Ltd (“OREAS”) of Victoria, Australia. The standards were independently packaged for usage in the random sample interval given to the laboratory. These CRM standards, with their recommended values and 95 % confidence levels, are shown in Table 11-3. Scanned copies of their certificates form Appendix A to this report. The spread of grades of the standards used are considered appropriate for the Palmilla deposit (0.307 to 4.75 g/t).

Palmilla submitted 355 Standards samples to ALS Laboratories. The OREAS reference materials are:

  Well homogenized;

  Assayed at 15 and 17 recognized mineral testing laboratories;

  Certified in accordance with the International Standards Organization (ISO) recommendations.

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The results were plotted and shown in (Figure 11-5). The Figure 11-6 represents the results for the individual CRMs. Quality control failures and mislabels are excluded from the graphs and calculations in these tables. In Figure 11-5 and Figure 11-6, the dashed red lines represents boundaries of ± 10% and a total of 333 reference materials (71.8%) reported within ± 10% of the expected value (EV).

Figure 11-5 Percentage of Expected for Gold Results for High and Low Reference Materials

Figure 11-6 Distribution of all Expected Values for the CRMs Plotted Separately

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The z-scores values were calculated and plotted (Figure 11-7). A Z-Score is the difference between the observed and expected assays divided by the expected standard deviation:

z-score =	x - µ
ð

Where:	X is the observed assay;
µ is the expected assays for the CRM; and
ð is the expected standard deviation for the CRMs

Figure 11-7 Z-Scores for Gold Results for Reference Materials (High and Low CRMs)

11.3.3 Quality Control samples for Palmilla deposit based on CRMs

Five different CRMs were submitted and a total of 355 standards samples were sent to ALS Laboratories. The results for the reference materials (CRMs) for Palmilla deposit are illustrated in Table 11-2.

Table 11-2: Summary of Reference Materials for Palmilla Deposit

		Expected Au (g/t)		Observed Au (g/t)					QC
	Total					% of	Mislabels	QC	Failures
RM	N	Average	Std. Dev.	Average	Std. Dev	Expected		Warning	( ±3ð)
OREAS 50 Pb	114	0.841	0.0315	0.870	0.0641	84.6	4	27	18
OREAS 52 Pb	116	0.307	0.017	0.334	0.108	63.5	10	60	43
OREAS 53 Pb	1	0.602	0.021	0.310	-	0.0	1	0	1
OREAS 61 Pa	111	4.46	0.13	4.49	0.72	90.5	7	11	11
OREAS 61 Pb	3	4.75	0.13	4.52	0.13	100	0	2	0
Total	345		*- Weighted Average			93.6	22	100	73

*Weighted average does not include Quality control failures (QC)

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There were 22 cases where it is suspected that the reference material code was recorded incorrectly (Table 11-2) and these values are excluded from the previous calculations.

The results that were classified as mislabels are the assays results that are similar to others CRMs or blanks and have been also designed as no sufficient sample “NSS”. In this case, the values obtained by the ALS Laboratory are three times the standard deviations from the expected value.

It is possible that some of these samples were switches at the laboratory during the sample preparation or analyses; or it can be also associated as human errors at the core shack.

Table 11-3 Reference Materials with the OREAS Performance Gates

The five standards were sorted by sample number, and plotted on graphs (Figure 11-8, Figure 11-9, Figure 11-10 and Figure 11-11) with their performance gates and measured and certified values (Table 11-3). SGS has removed two extremes values 9.66 and 9.64 g/t (OREAS 61 Pa), <0.05 and NSS values from the graphs below.

Figure 11-8 Standard OREAS 50 Pb Results for Gold

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Figure 11-9 Standard OREAS 52 Pb Results for Gold

Figure 11-10 Standard OREAS 61 Pa Results for Gold

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Figure 11-11 Standard OREAS 61 Pb Results for Gold

The distribution of all CRMs data is illustrated in Figure 11-12. We observe that some assays results from OREAS 52 Pb, 53 Pb and 61 Pa are not located near to the main CRM population. All these assay-related QC failures were shown to Petaquilla Minerals Ltd. The list with the critical values was investigated by the person in charge of the Palmilla deposit. The Table 11-4 indicates all the errors found in the Palmilla QAQC dataset.

Standards that had very high percent from the mean value need to be investigated on an individual basis. The 9.64 and 9.66 g/t CRMs (OREAS 61 Pa) results represents 103% difference between the observed and the expected Au value.

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Figure 11-12 All OREAS Standards Distribution Relative to Assays Results

Table 11-4 List of Suspected Critical Errors for CRMs

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When outliers occurred, pulp rejects stored in the core shed were generally resubmitted with additional standards and blanks to test the reliability of the sample batch.

11.3.4 Drill Core Duplicates

In addition to the utilization of standards and blanks, duplicates were analysed to check preparation laboratory accuracy. Duplicates were sent to ALS Laboratories. Duplicate sampling was done on average of 1 duplicate in 30 samples. No duplicate sampling of the core split was done when drilled to afford that opportunity by a third-party at a later date if a due diligence is required. The reference split of the core in the box is viewed as an important part of the record for re-logging, if required. The procedure for duplicate reject sampling involved a complete re-splitting of the sample versus a companion split of the last sample. In this manner, the true heterogeneity of the sample can be ascertained for the preparation laboratory. Such samples can easily be procured at a later date due to the comprehensive and secure storage of ground reject samples.

Indeed, the second half of a drill core sample is assayed to determine:

  The reproducibility of assays for different halves of the core, and

  If there is any sampling bias.

A total of 706 duplicates samples of core were submitted to ALS Laboratories. There are 357 cases where the assays results for the original samples are higher than duplicates samples and 349 cases where the opposite is observed. The gold assays for the original and duplicates samples are compared in Figure 11-13.

The distribution of the duplicates data in Figure 11-13 shows the natural dispersion that is expected due to the combined impacts of the nugget effect and analytical variance. As expected the variability is higher as grades approach the detection limit. Most of the data plots are close to the center of the diagram with several examples that occur as major outliers. This type of spread is typical for gold deposit with coarse sample material splits.

The Figure 11-14 shows the percentage of the difference between the duplicates and the original gold samples. We notice that about 52% of the duplicates samples results obtained from ALS Laboratory are equal to the original assay result. A total of 370 duplicate samples have reproduced the exactly same value, for the original half core sample, at the laboratory.

The sign test was conducted on all the duplicates samples to detect the presence of a potential bias. The sign test results are presented in the next table (Table 11-5). There results of the data for duplicates samples indicate that control has been established and there is no significant bias.

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Figure 11-13 Comparison of Gold Assays for Drill Core Duplicates

Figure 11-14 Comparison of Original Au and Duplicates Samples

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Table 11-5 Statistics of Palmilla Duplicate Data (g/t)

11.4 Sample Security

Sample security is a top priority for the core samples, both in the field and at the sample preparation laboratory. When there was no direct supervision by laboratory geologists, the sample preparation lab, drying facility, and storage facility for pulp rejects were locked at all times and only selected supervisory personnel had keys to the locks.

The chain-of-custody form was later duplicated such that each parcel contained a copy of this form. This ensured that the samples had not been tampered with. No record of the sample intervals followed the sample to the laboratory or the Petaquilla Santa Anna office. This procedure combined with the incorporation of blind standards, blanks, and duplicates made it virtually impossible for tampering to occur during shipment without being noticed. Later, records management was improved from the shipping standpoint with clearly traceable waybills.

11.5 Quality Assurance (QA) Procedures - ALS Laboratories

PML used the services of ALS Laboratories (ALS) in Vancouver, Canada as the main assaying laboratory and a certificate of analysis (No VA12255786) was inspected by BDI.

Sample preparation at ALS follows established procedures for sample weighing, bar code recording, and pulverizing. ALS procedure code PUL-31 finalises the preparation of a pulp sample split at 85 % below 75 µm.

Pulps are assayed for gold using the ALS Au-GRA22 method, which uses a 50 gram aliquot for fire assay, with a gravimetric finish. The minimum detection limit is 0.05 g/t gold.

The sample pulps are also analysed using ALS ME-ICP41 procedure, which is a 35 element ICP-AES analysis following sample digestion in aqua regia. This geochemical method has minimum

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detection limits of 0.2 g/t for Silver, 0.5 g/t for Cadmium (a concentrate penalty element), 1 g/t for Copper and Molybdenum (maximum 1 % or 10,000 g/t copper) and 2 g/t for the penalty elements Arsenic, Bismuth and Antimony. Detailed analysis of the penalty and bonus elements likely to be present in any future sulphide concentrate is beyond this initial technical report.

ALS has developed and implemented at each of its processing locations a Quality Management System (QMS) designed to ensure the production of consistently reliable data. The system covers all laboratory activities and takes into consideration the requirements of ISO standards as recognized by receipt of the ISO 9001:2000 Quality Management System registration from QMI. The ALS Laboratory in Vancouver has also been accredited with conforming to the requirements of Canadian Regulations in this matter.

Routine QC procedures require the analysis of quality control samples (reference materials, duplicates, and blanks) with all sample batches. As part of the assessment of every data set, results from the control samples were evaluated to ensure they met set standards determined by the precision and accuracy requirements of the method. In the event that any reference material or duplicate result fell outside the established control limits, an Error Report was automatically generated. This ensured that the person evaluating the sample set for data release was made aware that a problem might exist with the data set and serve as the trigger for the initiation of an investigation. All data generated from QC samples were automatically captured and retained in a separate database used for Quality Assessment. Control charts for in-house reference materials from frequently used analytical methods were regularly generated and evaluated by senior technical staff at Quality Assurance meetings to ensure internal specifications for precision and accuracy were being met (www.alsglobal.com).

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12	Data Verification

12.1 Site Visit by the Author

The Author, Yann Camus, Eng. of SGS Canada Inc. visited the project from September 18 to 21 of 2013. The author visited the geology office, the Molejón open pit, the core shack facility, the core and sample rejects storage, the Palmilla exploration camp and the location of the Palmilla deposit itself.

For most of the visit, was accompanied by Dr. Andrew Ramcharan, P.Eng., Executive Vice President – Corporate Development. At the geology office, the author met Mr. Ricardo Contasti, chief geologist of exploration and Mrs. Maritza Sotillo, technician on the drill hole database and Gemcom software. At the core shack facility, the author met Mr. David Noguera, field geologist for the Palmilla deposit.

The geology office is located at La Pintada, 13 km northwest of Penonomé, in the Coclé Province. Mr. Contasti presented the deposit, the geological sections and answered all questions. Also the author showed the preliminary resource model to geologist to get feedback.

The core shack facility is located at the Molejón Mine site. The author was shown the witness core halves for drill holes PLDH-34 from 76 m to 96 m (boxes 27 to 33), PLDH-54 from 124 m to 144 m (boxes 45 to 51), PLDH-46 from 54 m to 74 m (boxes 20 to 27) and PLDH-40 from 0 m to 174.25 m (all boxes). PML allowed the author to take one quarter core sample for independent verification. The chosen sample is PLDH-40 from 46.3 m to 47.3 m with grades of 2.13 g/t Au, 0.455 % Cu and 1.5 g/t Ag. The quarter core sample was cut in presence of the author (see Figure 12-1). No preparation (crushing or other) was done on the sample. The sample was sealed and traveled back to Canada with the author. It was then sent to SGS laboratory in Lakefield for analysis. The results from SGS Lakefield are 1.06 g/t Au, 0.30 % Cu and <2 g/t Ag. All observations of the core by the author corresponds to the information in the drill hole database. A lot of mineralization is present, promising geology but no visible gold as expected since no visible was ever encountered at Palmilla according to discussions. The author is satisfied that significant gold and copper grades were encountered. More independent sampling is recommended for the next resource update.

During the site visit on the Palmilla deposit itself, the author gathered and sealed 3 samples taken on old trenches that remained open. All 3 were saprolite, highly oxidized rock and no obvious mineralization was visible. The author sealed and kept the bags for the return in Canada and sent then for analysis at SGS Lakefield Laboratory for analysis. The gold content returned respectively 1.00 g/t, 0.03 g/t and 0.20 g/t while the copper returned 0.04%, 0.04%, 0.03%. All of them were under detection limit of 4 g/t for the silver. The author is satisfied that such random samples in the field returns some significant gold grades.

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Figure 12-1 Cutting of the Independent Sample for SGS

Figure 12-2 Palmilla Exploration Camp Viewed from the Helicopter

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A boat trip was forecast to enable the author to visit the Palmilla site. Because of issues with the boat, an helicopter was used instead. It departed from Penonomé with aboard Dr. Ramcharan, Mr. Contasti and the author. The helicopter landed at the Palmilla exploration camp (see Figure 12-2). The author and PML representatives walked through the collar locations for PLDH-38, PLDH-01, PLDH-40, PLDH-43, PLDH-04, PLDH-06, PLDH-44, PLDH-07, BE94002, PLDH-02, PLDH-45, PLDH-42, PLDH-52 and PLDH-13. Most azimuth and dips were measured and all locations were recorded with the WAAS option on a Garmin handheld GPS. When compared to the database information, all azimuth and dip corresponded well. Some shifts were encountered with holes PLDH-38, PLDH-01, PLDH-42 and PLDH-52. Because the precision of the instrument is rather low, it was recommended to Mr. Contasti to do take new handheld GPS readings on as much collars as possible. Mr. Contasti did the measurement for all 60 of the 2012-1013 drill hole collars. The comparison with the database information confirmed the shift for holes PLDH-01, PLDH-42 and PLDH-52. The shift for PLDH-38 seemed less obvious. In addition to findings by the author, Mr. Contasti measurements show various shifts for PLDH-02, PLDH-04, PLDH-06, PLDH-07, PLDH-13, PLDH-40, PLDH-43, PLDH-44, PLDH-45 and PLDH-50. Since the precision of handheld GPS is not adequate for resource estimation. SGS recommends that PML verifies all drill hole collars location listed here with various shifts. Survey should be done prior to future works using professional surveying equipment and procedures.

Exploration Manager Ricardo Contasti, explained the core integrity and core transportation security protocol from the drill site to the core logging and cutting facility at the Molejón Preparation Facility.

It was noted that the spacers used in the core boxes are wooden and depths and all relevant core box information is written onto the core boxes with indelible markers. In addition each core box is also tagged with a nailed-on aluminium strip on which the core box information has been punched.

Cores are halved for sampling purposes. The samples are dried, previously by wood fires, but more recently by gas, due to environmental restrictions. The cut-core samples typically average 1 m in length, with a minimum of 0.5 m and a maximum of 1.5 m, depending on lithology, mineralization and other geological features encountered.

Each sample is dried in a separate stainless steel pan which is numbered using a marker pen. Crushing is carried out in two stages using jaw crushers, after which it is riffle split and bagged. At this stage duplicates, and standards or blanks, are inserted into the stream of samples at a frequency of every 20 (5%) and 30 (3%) samples, respectively. Sample splits weighing 200 to 300 g are packed into larger bags and shipped to ALS in Canada for assay and analysis (see Figure 11-1).

The author verified the entire sample preparation protocol and it is his opinion that sampling procedures and control follow Industry Standards and provide reliable samples for the purpose of resource and reserve estimates. In his opinion, the chain-of-custody procedure in the Palmilla 2012 and 2013 drilling campaigns is sufficient to protect the security and integrity of the samples generated during the program.

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12.2 Verification of the QA/QC Data and Process

As mentioned above in Section 11, SGS reviewed in detail all the QA/QC available results. The QA/QC process was established by PML at Molejón with the objective of providing credibility to the database and as a means of quantifying the precision and accuracy of the data in order to avoid the possible insertion of data errors that might affect the Resource and Reserve Estimates. The same process was followed in the exploration for the Palmilla 2012 and 2013 Core drilling program.

12.3 Drill Hole Database Verification

The author made a review of available information derived from previous exploration work, with emphasis on the 2012 and 2013 PML drilling campaigns at Palmilla. PML information, reviewed by the author, included the drill hole database as well as laboratory certificates. Out of a total of 15,400 assays in the database, 13,754 (89% – including all 22 above 5 g/t Au) were verified against the original laboratory assay certificates. No errors were found.

12.4 Data Verification conclusion

The author concludes that the digital database for the Palmilla deposit is reliable for resource estimation.

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13	Mineral Processing and Metallurgical Testing

No new mineral processing information was available for the preparation of this report. The author believes that the summary from the report “Technical Report on the Palmilla Gold Project” dated December 11, 2012 is still adequate and presented here.

Preliminary metallurgical extraction tests have been carried out (METCON, 2012) for gold; namely to evaluate the amenability of cyanide leaching of the gold contained in seven composited drill core samples from Palmilla at three grind sizes of approximately P80 of 210, 149 and 75 microns (µm) or 65, 100 and 200 # size.

The seven Palmilla samples were comprehensively analysed with the following results:

  Gold assay values varied from 0.849 to 3.544 g/t Au.

  Silver ICP analysis values varied from 1.8 to 3.9 g/t Ag.

  Copper ICP analysis values ranged from 0.026 to 0.67 % Cu.

  Total Carbon assays ranged from 0.18 to 0.33 % C.

  ICP multi-element analysis was carried out for 25 elements, including Arsenic (As), Copper (Cu), Iron (Fe) and Mercury (Hg) as elements of special interest. Of interest is that Arsenic, Cadmium and Mercury were not detected in the Palmilla samples.

  Whole rock analysis was carried out on a weight percent basis for the major elements.

The samples were subjected to cyanidation with agitation in bottle rolling tests at three grind sizes, at a constant cyanide concentration of 600 g/t (cyanide consumption), a pulp pH held at a constant 10.5 to 11.0 pH (protective alkalinity consumption) and 45 % pulp density. Solution and reagent sampling was carried out on the pregnant leachate at a range of timed intervals (2, 4, 6, 24, 48 and 72 hours). Gold, Silver and Copper assays and analysis were performed on the pregnant solutions derived from these samples and on their residues at the end of 72 hours.

The results of the cyanidation tests on composited Palmilla core samples showed that:

  Recoveries were higher at finer grind sizes (75 µm or 200 # size).

  Gold recoveries (after 72 hours) reached up to the mid-90 percents in one sample, coupled with low cyanide and high lime consumption.

  Gold recoveries in other samples fell to 50 to 60 percent (after 72 hours) where sulphides were present, coupled with high cyanide (used by copper) and low lime consumption.

  Copper extraction by cyanidation rose from about 12 % to above 40 % in the sulphide rich samples.

  The other samples gave intermediate results suggesting to A. Phillips that a range of partially oxidized material was present in these samples.

The results of this initial testwork has prompted METCON to suggest rougher flotation on the more sulphidic material, with an agitated cyanide leach on the rougher flotation tails. The wide range of observed recoveries suggests that more work needs to be carried out on samples targeted from different weathering horizons.

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14	Mineral Resource Estimates

14.1 Introduction

A previous mineral resource estimate was reported by Behre Dolbear for the Palmilla deposit effective October, 2012. This SGS report uses recent drilling data completed by the Company through August, 2013. The final database used to produce the mineral resource estimate totals 83 diamond drill holes and contains information for collar, survey, rock type and analytical results. Please refer to Table 14-1 List of Mineralized Intervals for a list of the mineralized intervals used for the mineral resource estimate.

The mineral resource has been estimated by the author, Yann Camus, Eng., Geological Engineer for SGS Geostat. Mr. Camus is a professional engineer registered with the Ordre des Ingénieurs du Québec, Canada. He has been involved in mineral resource estimation work on a continuous basis since joining SGS Canada Inc. in 2000. Mr. Camus is an independent Qualified Person as per section 1.4 of the NI 43-101 Standards of Disclosure for Mineral Projects.

The mineral resource estimates are derived from a digital resource block model. The construction of the block model starts with the modeling of 3-dimensional (3D) wireframe envelopes or solids of the mineralization using drill hole analytical data and lithological information. Once the modeling is complete, the analytical data contained within the wireframe solids is normalized to generate fixed-length composites. The composite data is use to interpolate the grade of blocks regularly spaced on a defined grid that fills the 3D wireframe solids. The interpolated blocks located below the topography comprise the mineral resource. Each block in the model could have been classified as saprolite or unweathered rock, but at this stage, the distinction was not made because it is not material at this stage. It was verified that overall, less than 5% of the resource volume is oxides. Appropriate densities are assigned based on measured specific gravities. The blocks are then classified as measured, indicated, or inferred based on the geometry of composites used in the estimation. The 3D wireframe model was interpreted by SGS Geostat.

14.2 Drill Hole Database

The database used in the resource estimation contains 83 drill holes, 48 orientation readings, 15,400 assay intervals, 1,562 rock descriptions and 2,694 specific gravity measurements. SGS inspected the drill hole database. A total of 13,754 assays (including all 22 above 5 g/t Au) were verified against the original laboratory assay certificates with no errors found. Examination of duplicate assays (706), standards (355) and blanks (117) revealed some variability in the results due to the nugget effect but otherwise the data is considered to be reliable and suitable for a resource estimation.

The drill pattern of the Palmilla is fairly regular with 52 vertical holes, and the other 31 dipping between 50° and 75°, and oriented at N70° (9), N180° (8) and N250° (14) azimuth. Figure 14-1shows plan views of the drill holes at Palmilla. At the time of the estimation, holes PLDH-61 to PLDH-67 were drilled but needed logging, sampling and assaying. They were not in the database.

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Figure 14-1 Plan View of Drill Holes (Blue Markers) at Palmilla with the Deposit (Red)

Out of the total 15,400 assays inside the drill hole database, 7,279 assays fall inside the 58 mineralized intervals representing the resource (explained in the section 14.3). These are the assay intervals from the database that were used for the current mineral resource estimate. They are contained in 56 drill holes and trenches. A proportion of 99.2% of all mineralized intervals have been sampled continuously. The missing 0.8% is due to lost core. For the 7,279 assays, samples averaged 1.08 m long, ranging from 0.18 m to 3.00 m. Figure 14-2 and Figure 14-3 show the histogram for gold and copper.

Figure 14-2 Histogram of Au g/t in Original Assays from the Mineralized Zones

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Figure 14-3 Histogram of Cu % in Original Assays from the Mineralized Zones

14.3 Geological Interpretation

The ore-shell model was mainly drawn on the basis of gold grades with a limited input from the geological information.

SGS Geostat completed the interpretation and modeling of the 3D wireframe envelopes of the mineralization based on drill hole data. The 3D wireframe envelope was defined with the guidance of the current understanding of mineralized structures and the assay values from the database. The methodology for the geological interpretation was:

  sections were defined

  interpretations of zones were done manually in drill holes (modelling grade at about 0.2 g/t over 10 m)

  interpretation of structures were drawn manually on sections,

  finally, sectional interpretations were linked to form solids.

The sections layout is presented in Figure 14-4. The section 5 is centered on point 525,225 mE, 983,586 mN and is looking toward the N340° azimuth. The numbering of sections increases by 1 for a distance of 12.5 m. There is a total of 40 sections in total but only 23 have drill holes with some mineralization. A continuous orebody was modelled from section 24 to 58 (distance of 425 m).

The solids were designed to extend higher than the topography surface. The individual blocks, once populated with estimated grades, were then cut with the topographic surface. A Whittle pit was used to constrain the resource moreover.

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Figure 14-5 to Figure 14-7 illustrate the methodology to generate sectional interpretations from assays to mineralized intervals to sectional interpretation and 3D solid. Figure 14-8 shows the topography and whittle pit surfaces used to limit resources. Figure 14-9 to Figure 14-12 show the mineralized intervals in drill holes and sectional interpretations around sections 30, 37, 46 and 52.

Figure 14-4 Sections Layout Used for the Modeling

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Figure 14-5 View from Section 43 to Section 58 with Assays

Figure 14-6 View from Section 43 to Section 58 with Mineralized Intervals

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Figure 14-7 View from Section 43 to Section 58 with Sectional Interpretation and 3D Solid

Figure 14-8 View from Section 43 to Section 58 with Topography and Whittle Pit Surfaces

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Figure 14-9 Mineralized Intervals and Sectional Interpretation for Sections 27, 30 and 32

Figure 14-10 Mineralized Intervals and Sectional Interpretation for Sections 35, 36, 37 and 40

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Figure 14-11 Mineralized Intervals and Sectional Interpretation for Sections 44, 45, 46 and 48

Figure 14-12 Mineralized Intervals and Sectional Interpretation for Sections 50, 52 and 53

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Table 14-1 List of Mineralized Intervals with both Uncapped and Capped Grades

Hole Name	From	To	Au	Cu	Ag	Au Eq.	Au Cap	Cu Cap	Ag Cap	Au Eq. Cap
	(m)	(m)	(g/t)	(%)	(g/t)	(g/t)	(g/t)	(%)	(g/t)	(g/t)
BE94001	0	133	0.84	0.24	0.66	1.21	0.84	0.24	0.66	1.21
BE94002	0	157.9	0.79	0.29	0.72	1.24	0.79	0.29	0.72	1.24
BE94003	0	170.1	0.78	0.27	0.61	1.2	0.78	0.27	0.61	1.2
BE94004	0	10.7	0.59	0.08	0.11	0.71	0.59	0.08	0.11	0.71
BE94005	0	207	0.14	0.28	0.16	0.56	0.14	0.18	0.16	0.41
BE94006	0	91.5	0.1	0.13	0.3	0.29	0.1	0.13	0.3	0.29
BE94007	3	58.5	0.57	0.09	0.23	0.7	0.57	0.09	0.23	0.7
BE94009	7.5	129	0.06	0.13	0.09	0.26	0.06	0.13	0.09	0.26
BE94010	1.5	29.5	0.1	0.16	0.46	0.34	0.1	0.16	0.46	0.34
BE94010	97	115	0.08	0.12	0.47	0.28	0.08	0.12	0.47	0.28
BE94011	145	154	0.19	0.19	0.47	0.48	0.19	0.19	0.47	0.48
BE94011	190	241	0.16	0.18	0.4	0.44	0.16	0.18	0.4	0.44
BE94012	0	106.1	0.11	0.13	0.18	0.31	0.11	0.13	0.18	0.31
BE94013	0	63.4	0.44	0.06	0.08	0.53	0.44	0.06	0.08	0.53
PLDH-001	0	212.25	0.7	0.29	0.89	1.16	0.7	0.29	0.89	1.16
PLDH-002	0	238.2	0.92	0.36	1.21	1.49	0.82	0.32	1.08	1.33
PLDH-003	0	130.95	0.9	0.35	1.31	1.45	0.79	0.29	1.09	1.25
PLDH-004	3.2	60.3	0.64	0.14	0.74	0.87	0.64	0.14	0.74	0.87
PLDH-005	0	9.85	0.6	0.06	1.33	0.71	0.6	0.06	1.33	0.71
PLDH-006	41.65	81	2.02	0.46	2.19	2.75	1.85	0.46	2.19	2.58
PLDH-007	0	226	0.79	0.3	1.04	1.27	0.74	0.3	1.04	1.22
PLDH-008	0	159.2	0.12	0.15	0.3	0.34	0.11	0.15	0.3	0.34
PLDH-009	4.6	40.9	0.43	0.1	0.44	0.59	0.43	0.1	0.44	0.59
PLDH-011	0	204.1	0.48	0.26	0.93	0.89	0.48	0.23	0.93	0.85
PLDH-012	5.4	118	0.09	0.17	0.37	0.35	0.09	0.17	0.37	0.35
PLDH-013	0	20.1	0.5	0.11	0.58	0.67	0.5	0.11	0.58	0.67
PLDH-014	64.1	229.3	0.12	0.2	0.47	0.44	0.12	0.2	0.47	0.44
PLDH-015	0	208.85	0.18	0.21	0.78	0.51	0.17	0.19	0.72	0.47
PLDH-016	102.2	138.4	0.12	0.15	0.25	0.36	0.12	0.15	0.25	0.36
PLDH-017	0	85.5	0.34	0.06	0.83	0.45	0.34	0.06	0.83	0.45
PLDH-020	0	51	0.46	0.12	0.82	0.66	0.46	0.12	0.82	0.66
PLDH-021	0	170.5	0.18	0.15	0.41	0.42	0.18	0.15	0.41	0.42
PLDH-025	0	302.4	0.24	0.18	0.51	0.53	0.24	0.18	0.51	0.53
PLDH-027	28.45	93.05	0.07	0.08	0.22	0.2	0.07	0.08	0.22	0.2
PLDH-030	0	142.7	0.12	0.19	0.36	0.41	0.12	0.19	0.36	0.41
PLDH-031	0	298.1	0.11	0.15	0.28	0.34	0.11	0.15	0.28	0.34
PLDH-034	0	299.75	0.34	0.25	0.73	0.72	0.34	0.25	0.73	0.72
PLDH-035	0	284.8	0.14	0.13	0.42	0.34	0.14	0.13	0.42	0.34

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Hole Name	From	To	Au	Cu	Ag	Au Eq.	Au Cap	Cu Cap	Ag Cap	Au Eq. Cap
	(m)	(m)	(g/t)	(%)	(g/t)	(g/t)	(g/t)	(%)	(g/t)	(g/t)
PLDH-038	0	235.4	0.47	0.29	0.89	0.92	0.47	0.29	0.88	0.92
PLDH-040	0	174.25	1.26	0.38	2.1	1.87	1.23	0.38	1.72	1.83
PLDH-041	0	179.2	1.05	0.27	1.15	1.48	0.94	0.27	1.09	1.38
PLDH-043	0	222.8	0.66	0.22	0.99	1.01	0.66	0.22	0.83	1
PLDH-044	48.82	250.1	0.54	0.29	1.01	0.99	0.49	0.29	0.97	0.94
PLDH-045	0	181.7	0.44	0.2	0.8	0.77	0.44	0.2	0.8	0.76
PLDH-046	0	108.25	1.08	0.29	1.25	1.54	1.08	0.29	1.25	1.54
PLDH-047	0	125.7	0.28	0.25	0.69	0.68	0.28	0.25	0.69	0.68
PLDH-048	0	101.4	0.46	0.18	0.6	0.74	0.46	0.18	0.6	0.74
PLDH-049	0	100.15	0.43	0.19	0.78	0.73	0.43	0.19	0.78	0.73
PLDH-050	37.5	81	0.16	0.23	0.72	0.53	0.16	0.23	0.72	0.53
PLDH-051	0	148.85	0.14	0.06	0.53	0.23	0.14	0.06	0.53	0.23
PLDH-053	0	157.97	0.4	0.15	0.75	0.65	0.4	0.15	0.75	0.65
PLDH-054	0	200.35	0.75	0.28	0.86	1.18	0.75	0.28	0.86	1.18
PLDH-055	0	172.4	0.48	0.22	0.78	0.82	0.48	0.22	0.78	0.82
PLDH-056	0	117.3	0.45	0.13	0.85	0.67	0.45	0.13	0.85	0.67
PLDH-057	0	198.6	0.33	0.21	0.66	0.67	0.33	0.21	0.66	0.67
PLDH-058	0	184.6	0.13	0.14	0.35	0.34	0.13	0.14	0.35	0.34
PLDH-059	0	220	0.52	0.3	0.91	0.99	0.52	0.3	0.91	0.99
PLDH-060	186.2	275.78	0.35	0.23	0.74	0.72	0.35	0.23	0.74	0.72

14.4 Spatial Analysis

The spatial continuity of the grades of composites was assessed by variography. Variograms were computed and modeled for all assays inside the mineralized zone. Variograms in a series of directions were analysed in order to identify potential anisotropies in the grade continuity within the modeled mineralized envelope. Figure 14-13 shows one of the better-looking variograms. The variograms were used to better assess the continuity of the grades.

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Figure 14-13 Variograms of Original Samples for Mineralized Orebody

14.5 Compositing of Data

Block model grade interpolation is conducted on composited analytical data. A composite length of 5 m has been selected based on the length of the samples, the thickness of the mineralized structures and the block model size defined for the resource. Composites were generated only inside the mineralized intervals. In order to limit the risk of overestimating the quantity of gold, copper and silver, cappings of 7 g/t Au, 3 % Cu and 10 g/t Ag, were applied to the assays before compositing. These capping grades reduce the quantity of contained gold by about 1.5%, contained copper by about 1.7% and contained silver by about 2.4%. The Figure 14-14 shows the cumulative frequency graph used to determine the capping grade. Figure 14-15 shows the histogram of the composites used for the interpolation of the resource block model.

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Figure 14-14 Cumulative Histogram of Au (g/t), Cu (%) and Ag (g/t) Original Assays in Mineralized Zones

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Figure 14-15 Histogram for Au (g/t), Cu (%), Ag (g/t) and Au Eq. (g/t) for the 5 m Composites

14.6 Resource Block Modeling

A block size of 10 m (X) by 10 m (Y) by 5 m (Z) was selected for the mineral resource block model based on drill hole spacing, general geometry and size of mineralization and possible smallest mining unit. The resource block model filling the wireframe solid contains 64,361 blocks, 58,424 of which have their centers below the topography surface for a total of 29,212,000 m3. Each block in the model could have been classified as saprolite or unweathered rock, but at this stage, the distinction was not made. It was verified that overall, less than 5% of the resource volume is oxides.

14.7 Grade Interpolation Methodology

Grades for the Palmilla mineral resource block model were estimated using the inverse distance squared (“IDS”) methodology with variable search ellipsoid orientation. Anisotropic search ellipsoids were selected for the grade interpolation process based on the analysis of the spatial

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continuity of grade using variography and on the general geometry of the modeled mineralized envelopes. Limits were set for the minimum and maximum number of composites used per interpolation pass and restrictions were applied to the maximum number of composites used from each hole.

The interpolation process was conducted using 3 passes with relaxed search conditions to allow a total of 56,633 blocks to be interpolated. The orientation of the search ellipsoids vary with zones. The search ellipsoids are as follow: pass 1 – 50 m (long axis) by 50 m (intermediate axis) by 25 m (short axis), pass 2 – 80 m by 80 m by 40 m and pass 3 – 100 m by 100 m by 50 m. Search conditions were defined as follow: pass 1 – minimum of 3 composite and a maximum of 5 composites with a maximum of 2 composites selected from each hole, pass 2 – min. 3, max. 6 and max. 2 per hole, pass 3 – min. 3, max. 7 and max. 3 per hole. Figure 14-16 to Figure 14-19 show some orientations for the biggest search ellipsoid used and the resulting blocks. Figure 14-20 shows the histogram of blocks..

Figure 14-16 Examples of Search Ellipsoids with Variable Orientation on Section 30

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Figure 14-17 Examples of Search Ellipsoids with Variable Orientation on Section 37

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Figure 14-18 Examples of Search Ellipsoids with Variable Orientation on Section 46

Figure 14-19 Examples of Search Ellipsoids with Variable Orientation on Section 52

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Figure 14-20 Histogram of Gold, Copper, Silver and Gold Equivalent for the Block Model Interpolation Results

14.8 Mineral Resource Classification

The mineral resources at Palmilla have all been classified as measured, indicated and inferred categories as defined by NI 43-101 standards and CIM definitions. The parameters used to determine the mineral resource classification is the composites and drilling density. Blocks located within a drill grid of a minimum of 3 drill holes of about 25 to 30 m are considered to be measured. Blocks located within a drill grid of a minimum of 2 drill holes of about 55 to 60 m are considered to be indicated. Resources supported by only one hole or with a larger drill grid are considered inferred. Undrilled extensions along strike and down dip are interpreted as inferred resource as far as about 100 m from drill hole information. Figure 14-21 to Figure 14-23 show some plan views of the block model with composites.

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Figure 14-21 Classification of Blocks, Level at 50 m Elevation

Figure 14-22 Classification of Blocks, Level at 0 m Elevation

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Figure 14-23 Classification of Blocks, Level at Minus 50 m Elevation

14.9 Constrain by a Whittle Pit

In order to estimate the material with reasonable prospects for economic extraction, it was decided to opt for the same methodology employed in 2012. An optimized pit shell was prepared using Whittle. The economic parameters used are shown in Table 14-2 and the pit shell can be seen on Figure 14-8, on Figure 14-21 to Figure 14-23 and on Figure 14-24.

Table 14-2 Pit Optimization Parameters

Pit optimization parameters
Mining cost	2.1	$/t mined
Mining dilution	2%
Mining recovery	98%
Process and G&A cost	14	$/t mined
Mill recovery	85%
Gold price	1400	$/oz
Slope angle	45	°
Resulting Cut off grade	0.37	g/t Au Equivalent

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Figure 14-24 Block Model on Section 44 with Drill Holes, Pit Shell and Topography

14.10 Specific Gravity

There have been a total of 2694 density measurements in 58 of the 83 drill holes. The standard weight in air, weight in water method was used. SGS has not tested the protocol but believes it to be reliable. The author have seen the table used for the setup, the scale and also the notepad with weight readings noted by the technician.

The density does not significantly change for the different rock types. The mineralization is mainly contained by 3 types of rock: the andesite tuff, the diorite and the granodiorite. The andesite tuff averages 2.69 t/m3 (1129 measurements), the diorite averages 2.67 t/m3 (442 measurements) and granodiorite averages 2.63 t/m3 (425 measurements). It was decided to use a fixed density of 2.67 t/m3 that is the average of combined mineralized rock types. It will be recommended to do measurements of densities for the oxides (saprolite at surface) and model it separately. The author believes that the oxides could have a density of about 2.00 t/m3.

The separation between oxides and fresh rock could be interpreted by creating a surface at the interface. The interface is mostly clearly defined in the drill hole descriptions of lithology. The transition zone between saprolite and fresh rock is not significant for mining purposes.

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14.11 Mineral Resource Estimation

The pit constrained mineral resource estimates for the Palmilla property at a base case cut-off grade of 0.35 g/t gold equivalent (Au Eq.) totals 2,500,000 tonnes at 0.81 g/t gold and 0.29 % copper of measured resource, 24,530,000 tonnes at 0.56 g/t gold and 0.24 % copper of indicated resource and 11,060,000 tonnes at 0.40 g/t gold and 0.22 % copper of inferred resource. This base-case cut-off grade was chosen from some reasonable economical parameters derived from costs and recoveries from the Molejón mine.

The base case pit constrained mineral resource estimation for the Palmilla deposit is tabulated in Table 14-3. Table 14-4 shows pit constrained Palmilla mineral resource using 0.25 g/t, 0.30 g/t, 0.4 g/t, 0.5 g/t and 0.7 g/t Au Eq. cut-off grades.

For all tables, these notes apply:

  Numbers may differ due to rounding

  Gold equivalent (Au Eq.) is calculated using Au, Cu and Ag prices and recoveries

  Gold $1,400/oz., Copper $ 3.50/lb., Silver $ 30 /oz.

  Recoveries : Au 85%, Ag and Cu 75%

  Costs : $2.1/t mined, processing and G&A $14.00/t processed

  Fixed density of 2.67 t/m3

  Royalties Au 4% and Cu 5% NSR

Table 14-3 Pit Constrained Palmilla Property Mineral Resource Estimates Base Case at 0.35 g/t Au Eq. Cut-Off Grade

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Table 14-4 Pit Constrained Palmilla Property Mineral Resources at Different Cut-Off Grades

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15	Adjacent Properties

The Palmilla deposit and the Rio Belencillo Zone 1 Concession are peripheral to the northwest of a major cluster of mineral deposits within the Petaquilla Concessions and which are considered to be associated with intrusives and mineralization related to the Petaquilla Granodioritic Intrusives.

These deposits include the Petaquilla copper porphyry developing mine comprising the Colina, Valle Grande and Botija Sections, the Molejón* epithermal gold mine and numerous others, including the Botija Abajo*, Botija Abajo West*, Botija North Saprolite, Brazo*, Faldalito, Cuatro Crestas, Lata and Orca deposits, prospects and mineral occurrences; the more important of which are shown in Figure 2. The mineral deposits marked with an asterisk (*) lie along the northeast trending El Real Trend through the Molejón mine. The history of the exploration and ongoing development of the Petaquilla Concessions is outlined in part in Table 15-1 below and is recorded in public documents elsewhere (e.g. Cameron et al, 2012 and Rose et al, 2010).

On a historical basis, the establishment of the United Nations Development Program (UNDP) in 1965 resulted in the funding of mineral exploration activities throughout Latin America, including Panamá, in collaboration with local governments. Systematic exploration in the Panamanian project region covered an original area of 810 sq km where porphyry copper mineralization related to the late Tertiary intermediate intrusives was identified in 1967 by A. Metti, UNDP geologist.

Copper-gold-molybdenum porphyry mineralization was first discovered in the Petaquilla River region during a regional geological and geochemical survey by a UNDP team in 1968 and the location of the three main ore bearing prospects, Botija, Petaquilla, and Rio del Medio, as well as five minor mineralized zones were outlined by mid-1969 (Ferencic, 1971). Though the primary focus was on porphyry copper deposits, several epithermal gold deposits were located, including the Molejón, Botija Abajo and Palmilla deposits.

Table 15-1 summarises the history of company involvement in the exploration and mineral resource development of the area (see Figure 4-1). This work was largely carried out on concessions granted by the Ley Petaquilla in 1997. Most of these concessions are adjacent to east of the Rio Belencillo Zone 1 Concession containing the Palmilla deposit. The historical information given in this table has been provided by PML and has not been verified by SGS. The information provided is not necessarily indicative of the mineralization on the Palmilla deposit.

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Table 15-1 History of Concession Exploration and Ownership in the Petaquilla Area

History of Concession Exploration & Ownership in the Petaquilla Area		
Date	**Party**	**Exploration and Property History Description**
16th Century	Spanish Colonialists	Mina Belen quartz vein mine adjacent to Petaquilla Concession Zone 1 (see Figure 2).
1968 – 1969	United Nations Development Program (UNDP)	Regional geological and geochemical survey of central Panamá by the UNDP, widespread silicification and copper mineralization discovered in the area of the Petaquilla and Botija deposits. Stream sediment sampling_field magnetometer and preliminary drilling resulted in the discovery of the Petaquilla, Botija, Brazo, Vega, and Medio deposits.
1969 – 1980	Panamá Mineral Resources Development Company (PMRD)	Panamanian government tendered Petaquilla Concession exploration rights to international bidding; concession awarded in 1971 to Panamá Mineral Resources Development Company (PMRD), a consortium of seven Japanese copper companies. Approximately 14,000 meters of drilling at Petaquilla, Botija, Medio, and Vega, totalling approximately 14,000 meters, preliminary Resource and Reserve calculations based on prefeasibility report completed in 1977. Feasibility work updated; unsuccessful negotiations with the Panamanian government over terms of production, property abandoned in 1980 for 10 years.
1990 – 1992	Minnova	Property acquired by Minnova (now Inmet) 80% and Georecursos International S.A. 20%. Exploration activity included regional lithogeochemical sampling.
1991 – 1992	Minnova Geotec	Minnova and Geotec, in 1991, completed regional geochemical rock sampling covering the southeastern two-thirds of the original Petaquilla concession. Their work identified anomalous gold (>100 ppb) and arsenic (>12 ppm) values at Molejón area.
1992 – 1993	Adrian Resources	Adrian Resources (now Petaquilla Minerals, Ltd.) was granted an option to earn 40% of Minnova's interest through cash payments, work commitment, and production of a feasibility study. Adrian subsequently acquired Georecurso's interest, bringing its total interest to 52%, and started formal exploration at Molejón in 1993.
1992 – 1995	Adrian Resources	Adrian carried out grid-based soil sampling and magnetic surveying, geologic mapping of selected areas, and starting February 1994, drilling of approximately 396 diamond drill holes in Petaquilla, Botija, and other exploration targets. Activity included investigation of the Valle Grande deposit and discovery of epithermal gold mineralization at Molejón, as well as identification or investigation of several other targets (Palmilla, Botija Abajo, Botija Abajo West, Brazo, Faldalito, Cuatro Crestas, Lata and Orca)(see Figure 3).
1997	Minera Petaquilla	Minera Petaquilla S.A. (Minera Petaquilla) was formed by Adrian Resources, Inmet, and Teck Corp in 1997. The Petaquilla Concession was granted by the Government of Panamá to Minera Petaquilla, S.A. through a Contract Law named "*Ley Petaquilla, Contrato N° 9 del 26/02/97*" covering a total of 13,600 ha.

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HISTORY OF CONCESSION EXPLORATION & OWNERSHIP IN THE PETAQUILLA AREA		
Date	**Party**	**Exploration and Property History Description**
2004	PML	On October 12, 2004, the Company changed its name from Adrian Resources to PML to correspond with the Company's Petaquilla project in Panamá. On December 13, 2004, the Company entered into a letter of intent with Teck and Inmet. Under the letter of intent, the Company may obtain 100% of the Molejón gold and Botija Abajo deposits (a gold deposit within the Minera Petaquilla S.A. project), subject to a 5 % NSR payable to Inmet and the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to the Company, Teck and Inmet. In December 2004, the Company resumed exploration within Minera Petaquilla project in Panamá.
2005	PML, Minera Petaquilla	PML created two companies, Petaquilla Gold Ltd. and Petaquilla Copper. Ltd., to handle exploration, development, and operations of gold interests (Molejón, Botija Abajo) and copper deposits, respectively. Minera Petaquilla undertook a large trenching program comprised of 5,000 meters in 113 trenches during the summer of 2005. The trenches were often no more than 2.0 meters deep mostly on weathered material to fresh rock. Minera Petaquilla developed the mine plan (2005) that has been approved by the government.
2006	PML	In 2006, PML excavated in the general Molejón area 12,294 meters of new trenches and drilled 220 core holes on a 14,005 meter Phase II drill program, including 11,398 meters devoted to infill drilling to confirm resource estimates, 980 meters of condemnation drilling to establish the location of the plant site, and 1,627 meters devoted to exploration drilling.
2006 - 2007	PML	As of 2007, 10,142.4 metres of core drilling were completed on the Botija Abajo deposit: 18 core holes for 2,326.6 metres between 1993 and 1995 by Adrian Resources and 86 holes for 7815.8 metres between 2006 and 2007 by PML.
2007 – 2009	PML	Inmet buys Petaquilla Copper and makes agreements with Teck creating Cobre Panamá, which is the owner of Minera Panamá S.A. Currently, there are two companies under the Law Number 9, Petaquilla Gold S.A. with a concession area of 1,186 ha and Minera Panamá S.A. with the rest of the concession, 12,414 ha. Phase II drilling at Molejón continued into 2007 to enable mine planning. The mine was developed and the processing plant was built. (Figure 3)
2008	PML	Environmental authorities (ANAM) on November 26, 2008, issued Resolution DIEORA IA-809-2008, approving the Environmental Impact Study Category III, submitted by Petaquilla Gold, S.A., for the implementation of the Molejón Mining Project and other measures mandated by the ANAM.
2009	PML	In accordance with Contract Law Number 9 of February 26, 1997, the Ministry of Commerce and Industry of the Government of Panamá issued a letter to the Company dated November 18, 2009, authorizing Petaquilla's subsidiary, Petaquilla Gold, S.A., to initiate commercial production at its Molejón gold mine located in the District of Donoso, Province of Colón, Republic of Panamá.
2010	PML	Commercial production at Molejón started on January 8, 2010. The mine is used as an operational base for regional exploration for gold deposits By PML
2011 - 2012	PML	Surface exploration initiated at Palmilla, including trenching and diamond drilling program.

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16	Other Relevant Data and Information

16.1 Seismic Activity

Most of Central and South America, including the eastern and western parts of Panamá, is considered to be very seismically active. However, the central part of Panamá has experienced very few earthquakes, particularly in the north along the Caribbean coast (Camacho, E., 2012).

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17	Interpretation and Conclusions

Drilling to date in the Palmilla area has intersected a sequence of andesitic lavas and tuffaceous sediments and granodioritic intrusives which are mineralized in places along a six kilometer long, northwest-southeast trending, coincident multi-element geochemical and magnetic geophysical anomaly on the Palmilla grid in the Rio Belencillo Zone 1 Concession. Mineralized intrusives occur at Palmilla, Trueno and Quebrada Dino, the last two being under-explored. A third, off-trend satellite mineralization also occurs at Relampago.

The intrusive at Palmilla is only weakly altered and mineralized with the best developed mineralization (quartz-magnetite-chalcopyrite-bornite and gold) occurring at the contact or within the adjacent altered volcanic and sedimentary rocks.

The Palmilla deposit is considered by PML to be a gold – copper porphyry deposit with a telescoped epithermal gold deposit overprint.

SGS reviewed the project data and drill-hole database, visited the project site, and inspected recent drill hole core.

The database used in the resource estimation contains 83 drill holes, 48 orientation readings, 15,400 assay intervals, 1,562 rock descriptions and 2,694 specific gravity measurements. Examination of duplicate assays (706), standards (355) and blanks (117) revealed some variability in the results due to the nugget effect but otherwise the data is considered to be reliable and suitable for a resource estimation.

The pit constrained mineral resource estimates for the Palmilla property at a base case cut-off grade of 0.35 g/t gold equivalent (Au Eq.) totals 2,500,000 tonnes at 0.81 g/t gold and 0.29 % copper of measured resource, 24,530,000 tonnes at 0.56 g/t gold and 0.24 % copper of indicated resource and 11,060,000 tonnes at 0.40 g/t gold and 0.22 % copper of inferred resource. This base-case cut-off grade was chosen from some reasonable economical parameters derived from costs and recoveries from the Molejón mine.

Any Preliminary Economic Assessment (scoping study) will be facilitated by PML having access to its own operations at Molejón.

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18	Recommendations

The Rio Belencillo Zone 1 Concession is a promising property and continued exploration work is warranted. The Palmilla deposit contains promising resources continued drilling and technical-economical studies are warranted.

Recommendations Regarding the Next Resource Update

  Prior to a resource update, it is recommended that PML completes the following actions :

o	Drill holes PLDH-61 to PLDH-67 logging, sampling and assaying.
o	Confirmation of survey location for drill holes PLDH-02, PLDH-04, PLDH-06, PLDH-07, PLDH-13, PLDH-40, PLDH-43, PLDH-44, PLDH-45 and PLDH-50 (see Section 12.1).
o

Assessment of the in-place mineralized surface oxide rock (Saprolite) density that should be of around 1.8 or 2.0 tonnes per square meter. The standard weight in air vs weight in water method will not work. An in-place volume vs dry weight protocol must be developed.

o	More independent check sampling of the core witness is recommended

  If trench information can be reliably surveyed and verified by a QP, the re-estimation of the Palmilla deposits mineral resources could include the surface trench assays from both Adrian Resources’ phased historical exploration campaign and PML’s own recent work.

  The next resource model should include the separation of the oxide vs fresh rock in order to be able to evaluate the adequate mining methods, treatment methods and costs.

  The budget estimation for a resource update is of $ 30,000 USD.

Recommendations to Realize a Preliminary Economic Assessment (PEA)

  Prior to a PEA, it is recommended that PML completes an update of the resources. While the resource estimation will help determine if a PEA is recommended, at this point in time, there is little doubt that a PEA will be justified.

  The budget estimation for the completion of a PEA (excluding resource update) is of $ 200,000 USD.

General Recommendations

  The QA/QC blanks should go through the same crushing and riffle splitting as other core samples. It is recommended that PML acquires a pure quartz material with a grain size of about 1 inch. At least 600 g of material should be crushed and split to 200 to 300 g and sent with the rest of the batch.

  Repeats of whole sample batches should be asked to the laboratory if:

o	A blank QA/QC sample returns more than 0.1 g/t Au
o	One QA/QC standard failure is noticed
o	Two QA/QC standard warnings are noticed

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Option : Recommended Drilling to Extend Resources and Possibly Increase Open Pit Size and Resulting PEA Profitability

  Three area are outlined for potential that could materially affect the optimized open pit shell (see Figure 18-1). The length of each drill hole should be around 300 m and for inferred resources, a drill grid of about 50 m x 100 m is recommended. According to the size for each potential area, it is recommended to have about 7 drill holes for the potential area 1, 7 drill holes for the potential area 2 and 21 drill holes for the potential area 3. The total number of holes is therefore 35 representing 10,500 m of drilling or a budget of $ 2,000,000 USD.

Figure 18-1 Potential Resource Areas that Could Affect the Optimized Open Pit

Optional : Recommendations Regarding the Exploration and Drilling of New Resources on the Property (No budget)

  Some drilling on the Rio Belencillo Zone 1 Concession is warranted. The principal actions could be to:

o	Extend the deposit with resources deeper
o	Try converting some of the present inferred resource into indicated resource

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  The Rio Belencillo Zone 1 Concession has the merit that justifies continued exploration work. Additional exploration drilling is therefore clearly warranted on the Property.

  Additional work should be carried out on the mineralized intrusive at Quebrada Dino and also at the third, off-trend satellite mineralization at Relampago.

  The mineralization at Trueno has now been intersected by five boreholes and a focussed trenching and drill program could be carried out if a reappraisal if results warrants it.

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19	References

AAT Mining Services, 2007, Data Usability Assessment. Petaquilla, Botija & Valle Grande Copper Deposits. Colón Province, Panamá. Prepared for Petaquilla Copper Ltd by AAT Mining Services, Centennial, Colorado, USA in February, 2007.

Anon, 1990, Geología de la República de Panamá. Geological Map of Panamá on a scale of 1:250,000. Map prepared by the Ministerio de Comercio e Industrias, Dirección General de Recursos Minerales.

Anon, 2012, Web Document - Government of Panamá. Extract from Mapa de Climas de la República de Panamá”. Available at www.contraloria.gob.pa/inec/Publicaciones/21-01/3.pdf. Downloaded 20th November, 2012.

Archibald, R.D. et al, 2012, Molejón Project NI 43-101 Technical Report, Donoso District, Colón Province, Republic Of Panamá. Report Prepared By Behre Dolbear & Company (USA), Inc for Petaquilla Minerals Limited. Report No. J12-117, Dated May 2012. 159 Pages; Available on www.sedar.com.

Brandt, D. et al, 2012, Technical Report on the Palmilla Gold Project, Rio Belencillo Zone 1 Concession, Donoso District, Colón Province, Republic Of Panamá. Report Prepared By Behre Dolbear & Company (USA), Inc for Petaquilla Minerals Limited., Dated December 11, 2012. 90 Pages; Available on www.sedar.com.

Buchanan, L. J., 1981, Precious metal deposits associated with volcanic environments in the southwest. Arizona Geological Society Digest, v.14, pgs 237 - 261.

Cameron, R., et al, 2012, A Technical Report on the Botija Abajo Project, A Satellite Deposit of the Molejón Mine. Report prepared by Behre Dolbear & Company (USA), Inc for Petaquilla Minerals Limited. Report No. J12-208, dated 24 September, 2012. 147 pages. Available on www.Sedar.com.

Camacho, E., 2012, Earthquakes and Tsunamis in Panamá. Web translation of document produced by the Geoscience Institute, University of Panamá. Web address: http://www.geocienciaspanama.org/ publicaciones/18-terremotos-y-tsunamies-en-panama. Referenced 06/12/2012.

CIM, 2010, CIM Definition Standards for Mineral Resources and Mineral Reserves. Adopted by CIM Council November 27, 2010. 10 pgs. Available on www.cim.org.

Corbett, G.J., 2002, Epithermal Gold for Explorationists, Australian Institute of Geoscientists Presidents Lecture - AIG Journal, Paper 2002-1. February 2002, 26 pgs.

Corbett, G.J., 2007, Controls to Low Sulphidation Epithermal Au-Ag. PowerPoint presentation presented on www.corbettgeology.com, 83 slides (pgs).

del Guidice, D., and Recchi, G., 1969, Geología del Area del Proyecto Minero de Azuero. Report compiled for the United Nations Development Program, dated September 1969, 58 pgs.

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Dengo, G. and Case, J.H., Editors, 1990, The Caribbean Region: The Geology of North America, Volume H. Geological Society of America.

Escalantes, G., 1990, The Geology of Southern Central America and Western Colombia, in The Caribbean Region: The Geology of North America, Volume H. Geological Society of America, Chapter 8, pgs 201-229.

Ferencic, A., 1971, Metallogenic Provinces and Epochs in South Central America, Mineralium Deposita, Vol. 6, pgs 77-88.

Fluor Daniel Wright, Ltd., 1997, Adrian Resources Ltd., Petaquilla Project, Scoping Study and Valuation, Final Report, Prepared by Fluor Daniel Wright Ltd. February 1997. Project 2397, 95 pgs.

Kesler, S.E., et al, 1977, Evolution of Porphyry Copper Mineralization in an Oceanic Island Arc: Panama. Economic Geology, V.72, Pgs 1,142 - 1,153.

Kesler, S.E., et al, 1990, Metallogenic Evolution of the Caribbean Region, in The Caribbean Region: The Geology of North America, Vol. H, Geol.Soc.Amer. Chapter 18, pgs 459-481.

McArthur, G.F., 1993, Qualifying Report on the Belencillo Property. Report prepared by McArthur Geological for Madison Enterprises Corp, July 1993. 25 pages.

McArthur, G.F., 1994, Summary Report, 1993 Phase I Exploration on the Belencillo Property (Abbreviated Version). Report prepared by McArthur Geological for Madison Enterprises Corp, 1993. 29 pages.

Minera Panamá, S.A., 2012, Basic Engineering Summary Report, Mina de Cobre Panamá Project. 140 pgs (Inmet Mining Corporation document, obtained from www.inmetmining.com).

McArthur, G.F., 1996, 1996 Phase III Exploration Belencillo Property. Report produced by Royal York Ventures Ltd for Madison Enterprise Corporation. Dated August 1996, 220 pgs.

Marshall, J. S., 2007, The Geomorphology and Physiographic Provinces of Central America. In: Geology, Resources and Hazards, Edited by Jochen Bundschuh and Guillermo E. Alvarado. Taylor & Francis, 2007.

METCON, 2012 Palmilla Project and Oro de Norte Project, Metallurgical Study. Progress Report dated 28 August 2012. Document No. METCON Q741-03-015.02, prepared for Petaquilla Mineral S.A., 45 pgs.

Nelson, C. E and Nietzen F., 2000, Metalogenia de Oro y Cobre en América Central. Revista Geológica de America Central, No. 23, 2000, pgs 25-41.

Nelson, C.E., 2007, Metallic Mineral Resources; Chapter 32 in Bundschuh, J., and Alvarado, G.E., editors, Central America: Geology, Resources and Hazards. Published by A.A. Balkema, Volume 2, pgs 885 to 915.

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Petaquilla Minerals Inc, 2011, Informe Final, Estimacion De Recursos, Proyecto Palmilla by Fernando Becerra.

Rose, W. L., et al, 2010, Mina de Cobre Panamá Project, Panamá, NI 43-101 Technical Report. Report prepared for Inmet Mining Corporation by WLR Consulting, Inc. 188 pgs. Report available on www.sedar.com.

Stewart, J.G., 1999, Re: Belencillo Concession (the “Property”). Letter from Adrian Resources, dated January 18, 1999, 3 pgs.

Turnbull, D., and Laudrum, D., 1996 Summary Report of the 1994 Phase II Exploration Program of the Belencillo Property. Volume 1, Assay Certificates and Drill Logs. Report produced by Lakehead Geological Services Inc for Madison Enterprise Corp. Dated April 1, 1996, 44 pgs.

Weyl, R., 1980, Geology of Central America, 2nd Edition, Gebruder Borntraeger, Berlin, 400 pgs.

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20	Certificate of Qualified Person

I, Yann Camus, do hereby certify that:

a)	I am project engineer with SGS Canada Inc. - Geostat with an office at 10 Blvd de la Seigneurie East, Suite 203, Blainville, Quebec, Canada, J7C 3V5;

b)	This certificate applies to the report entitled “NI 43-101 Resource Update, Palmilla deposit, Rio Belencillo Concession, Colon province, Panama” dated October 29, 2013

c)

I am a graduate from École Polytechnique de Montréal in 2000. I am an engineer and a registered member of the Ordre des Ingénieurs du Quebec (#125443). I have worked as a geological engineer continuously since my graduation from university. My technical expertise includes resources evaluation. I have been involved in several resource, pre-feasibility and feasibility studies as well as preliminary economic assessments. I have participated in worldwide projects in rare and base metals, rare earths, iron, bauxite and industrial minerals, including hard rock, detritic and oxidized environments. I certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101;

d)	I have visited the Property on September 18 to 21 of 2013 to meet technical personnel, to gather independent samples, to verify drill holes locations and inspect the area;

e)	I am responsible for the entirety of the Report;

f)	I am independent of the issuer as described in section 1.5 of Regulation NI 43-101.

g)	I have never been involved previously on work related to the mineral property subject of the Report;

h)	I have read Regulation NI 43-101 and the Report and certify that the Report has been prepared in compliance with the Regulation.

i)

At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading;

Blainville, October 29, 2013

Original Signed and Sealed
Yann Camus, Eng.
OIQ # 125443

SGS Canada Inc.